EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

ZIFF DAVIS, INC.,

IGN ENTERTAINMENT, INC.,

FOX INTERACTIVE MEDIA, INC.,

HEARST COMMUNICATIONS, INC.

AND

THE REPRESENTATIVE

DATED AS OF FEBRUARY 1, 2013

TABLE OF CONTENTS

Page

ARTICLE I PURCHASE AND SALE		5
1.1	Purchase and Sale of the Company Capital Stock	5
1.2	Purchase Price	5
1.3	Payment of Closing Consideration at Closing	6
1.4	Adjustment of the Purchase Price	6
1.5	Escrow Amount	9
1.6	Minimum Cash; Deferred Payment	10

ARTICLE II CLOSING		10
2.1	Closing	10
2.2	Deliveries by the Company and the Stockholders at Closing	10
2.3	Deliveries by Purchaser at the Closing	10

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		11
3.1	Organization	11
3.2	Authorization of Agreement	11
3.3	Conflicts; Consents of Third Parties	12
3.4	Capitalization; Subsidiaries	12
3.5	Financial Statements	13
3.6	Undisclosed Liabilities	14
3.7	Absence of Certain Developments	14
3.8	Legal Proceedings	14
3.9	Compliance with Laws; Permits	14
3.10	Taxes	15
3.11	Real Property	16
3.12	Material Contracts	16
3.13	Intellectual Property	18
3.14	Privacy; Systems; Security	19
3.15	Employee Benefits Plans	20
3.16	Employment and Labor Matters	21
3.17	Environmental Matters	22

i

3.18	Transactions With Related Parties	23
3.19	Insurance	23
3.20	Financial Advisors	23
3.21	Title to Assets	24
3.22	Condition and Sufficiency of Assets	24
3.23	Limitations on Representations and Warranties	24

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS		25
4.1	Authorization of Agreement	25
4.2	Company Capital Stock	25
4.3	Conflicts; Consents of Third Parties	25
4.4	Litigation	26
4.5	Limitations of Representations and Warranties	26

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER		27
5.1	Organization	27
5.2	Authorization of Agreement	27
5.3	Conflicts; Consents of Third Parties	27
5.4	Legal Proceedings	28
5.5	Investment	28
5.6	Solvency	28
5.7	No Other Representations and Warrants; No Reliance	29
5.8	Financial Advisors	29

ARTICLE VI COVENANTS		29
6.1	Access to Information	29
6.2	Cooperation; Filings and Approvals	30
6.3	Confidentiality	30
6.4	Preservation of Records; Cooperation with Financial Statements	30
6.5	Publicity	31
6.6	Related Party Arrangements; Intercompany Accounts	31
6.7	Employee Benefit Matters	32
6.8	Termination of Rights to the Stockholders Names and Marks	33
6.9	Termination of Rights Associated with Shares	33
6.10	Insurance	34

6.11	Resignations	34
6.12	Commercially Reasonable Efforts; Further Assurances	34
6.13	Non-Solicitation of Key Officers and Employees	34
6.14	Resale of Business of the Company	35

ARTICLE VII INDEMNIFICATION		35
7.1	Survival	35
7.2	Indemnification	35
7.3	Indemnification Procedures	37
7.4	Limitations on Indemnification	38
7.5	Exclusive Remedy; Nature of Representations and Warranties	40

ARTICLE VIII TAX MATTERS		41
8.1	Tax Returns	41
8.2	Indemnification	41
8.3	Refunds	42
8.4	Audits	42
8.5	Amended Returns	43
8.6	Cooperation	43
8.7	No Duplication	43
8.8	Tax Treatment of Payments	43
8.9	Survival	43

ARTICLE IX MISCELLANEOUS		43
9.1	Expenses	43
9.2	Governing Law	44
9.3	Submission to Jurisdiction; Waivers	44
9.4	Further Assurances	45
9.5	Entire Agreement	45
9.6	Amendments and Waivers	45
9.7	Notices	45
9.8	Severability	47
9.9	Specific Performance	47
9.10	No Third-Party Beneficiaries; No Recourse Against Affiliates; Liability	47
9.11	Assignment	47

9.12	Cooperation with Legal Proceedings	48
9.13	Counterparts	48
9.14	Electronic Signatures	48
9.15	Authorization of Representative	48
9.16	Waiver of Conflicts Regarding Representations	50
9.17	Guaranty	50

ARTICLE X DEFINITIONS AND INTERPRETATIONS		50
10.1	Certain Definitions	50
10.2	Certain Interpretive Matters	58

Exhibits

Exhibit A	Illustrative calculation of Working Capital
Exhibit B	Form of Transition Services Agreement
Exhibit C	Escrow Agreement
Exhibit D	Form of General Release
Exhibit E	Form of Company Release to Fox
Exhibit F	Form of Company Release to Hearst

Schedules

Schedule A	Company Disclosure Schedule
Schedule B	Purchaser Disclosure Schedule

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is entered into as of February 1, 2013, (this “Agreement”), by and among Ziff Davis, Inc., a Delaware Corporation (“Purchaser”), IGN Entertainment Inc., a Delaware corporation (the “Company”), Fox Interactive Media, Inc., a Delaware corporation (“Fox” or, in its capacity as representative of the Stockholders, the “Representative”) and Hearst Communications, Inc., a Delaware corporation (“Hearst” and, together with Fox, the “Stockholders”), and solely with respect to Section 9.17 hereof, News America Incorporated, a Delaware corporation (“Guarantor”).  The Purchaser, Company, Stockholders and, as applicable, the Representative shall each be referred to in this Agreement as a “Party”, and collectively as the “Parties”.  Capitalized terms that are used in this Agreement and not otherwise defined herein shall have the respective meanings ascribed thereto in Article X.

RECITALS

WHEREAS, the Stockholders own all of the outstanding capital stock (the “Company Capital Stock”) of the Company, of which Fox is the holder of Ninety-Four Thousand Five Hundred (94,500) shares of common stock of the Company (“Fox Shares”) and Hearst is the holder of Five Thousand Five Hundred (5,500) shares of common stock of the Company (“Hearst Shares”); and

WHEREAS, the Stockholders desire to sell to Purchaser, and Purchaser desires to purchase from the Stockholders, all of the Company Capital Stock.

NOW, THEREFORE, in consideration of the forgoing and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree hereby as follows:

ARTICLE I

PURCHASE AND SALE

1.1  Purchase and Sale of the Company Capital Stock.  On the terms and subject to the conditions of this Agreement, at the Closing, each Stockholder, severally, shall sell and deliver to Purchaser, and Purchaser shall purchase and acquire from each Stockholder, all right, title and interest of such Stockholder in and to, in the case of Fox, the Fox Shares and, in the case of Hearst, the Hearst Shares, in each case, free and clear of all Liens, other than Liens created or imposed by Purchaser or under applicable securities Laws.

1.2  Purchase Price. The purchase price for the purchase of the Company Capital Stock shall be an amount equal to (a) $50,000,000 (the “Base Price”), (b) plus the amount if, any, by which the Estimated Closing Date Working Capital exceeds the Working Capital Target, (c) minus, the amount, if any, by which the Working Capital Target exceeds the Estimated Closing Date Working Capital, (d) minus the Transaction Expenses (to the extent not paid prior to the Closing Date) (such resulting amount pursuant to Sections 1.2(a)-(d), the “Closing Consideration”), as such amount may be adjusted pursuant to the provisions of Section 1.4, and (e) plus, when payable, the Deferred Payment (the “Purchase Price”).

1.3  Payment of Closing Consideration at Closing.  At the Closing, Purchaser shall pay, or cause to be paid by wire transfer of immediately available funds (i) to the accounts designated in writing by each Stockholder prior to the Closing Date, a cash amount to each such Stockholder (in each case, a “Closing Payment”) equal to such Stockholder’s Pro-Rata Percentage of (a) the Closing Consideration, as set forth in the Estimated Closing Statement delivered pursuant to Section 1.4(a), minus (b) the Escrow Amount and (ii) the Transaction Expenses (to the extent not paid prior to the Closing Date) and Escrow Amount in accordance with Section 2.3.

1.4  Adjustment of the Purchase Price.

(a) Estimated Closing Date Working Capital; Closing Statement.  Prior to the Closing Date, the Company has delivered to Purchaser a statement (the “Estimated Closing Statement”) setting forth (i) the Company’s good faith estimate of Working Capital as of the close of business on the Closing Date (the “Estimated Closing Date Working Capital”), (ii) the Transaction Expenses (to the extent not paid prior to the Closing Date) and (iii) the amount, and the calculation of, the Closing Consideration and Closing Payments derived therefrom in accordance with Section 1.3.

(b) Final Working Capital Adjustment.  The Purchase Price shall be adjusted following the Closing based on the difference between the Final Closing Date Working Capital and the Estimated Closing Date Working Capital determined pursuant to this Section 1.4, and payment shall be made in respect of any such post-Closing adjustment as set forth in Section 1.4(e).

(c) Closing Date Working Capital.  No later than ninety (90) days after the Closing Date, Purchaser shall cause to be prepared and delivered to Representative a statement (the “Closing Statement”) setting forth the actual Working Capital as of the close of business on the Closing Date (“Closing Date Working Capital”) and including a balance sheet of the Company as of such date and the derivation of Closing Date Working Capital therefrom.  For the avoidance of doubt, unless the Representative otherwise agrees in writing, Purchaser may not amend, supplement or modify the Closing Statement or the amount of Closing Date Working Capital following its delivery to Representative.  If Purchaser fails to deliver the Closing Statement within such ninety (90) day period, then in addition to any other rights the Representative may have under this Agreement, the Representative shall have the right to elect that the Estimated Closing Date Working Capital be deemed to be the amount of the Final Closing Date Working Capital and be final and binding and used for purposes of calculating the adjustment pursuant to Section 1.4(e).  The Parties acknowledge that no adjustments may be made to the Working Capital Target.

(d) Disputes.

(i) Representative shall have ninety (90) days to review the Closing Statement.  If Representative disagrees with Purchaser’s calculation of the Closing Date Working Capital as set forth in the Closing Statement, Representative may, within ninety (90) days after receipt of the Closing Statement, deliver a notice to Purchaser (a “Dispute Notice”) disagreeing with such calculation and setting forth Representative’s calculation of such amount.  Any Dispute Notice shall specify those items or amounts as to which Representative disagrees, and Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the calculations of Closing Date Working Capital set forth therein (except to the extent such other items or amounts as are related to the items or amounts subject to such disagreement).  If Representative fails to deliver such notice in such ninety (90) day period, Representative shall have waived its rights to contest the Closing Statement and the calculations of Closing Date Working Capital set forth therein shall be deemed to be final and binding upon the Parties and such amount shall be used for purposes of calculating the adjustment pursuant to Section 1.4(b) above.

(ii) If a Dispute Notice shall be duly delivered pursuant to Section 1.4(d)(i), Representative and Purchaser shall, during the thirty (30) days following such delivery, attempt to reach agreement on the disputed items or amounts to determine, as may be required, the amount of Closing Date Working Capital. Any such agreement shall be in writing and shall be final and binding upon the Parties.  If during such period, Representative and Purchaser are unable to reach such agreement, then all amounts and issues remaining in dispute shall be submitted by Representative and Purchaser to a mutually acceptable nationally recognized independent accounting firm (the “Accounting Referee”) for a determination resolving such disputed items or amounts for the purpose of calculating Closing Date Working Capital (it being understood that in making such calculation, the Accounting Referee shall (A) function as an expert and not as an arbitrator, but shall be entitled to the privileges and immunities of an arbitrator and (B)  determine the process and procedures (which may include requiring written submissions from Purchaser and the Representative) for reaching its determination).  If Representative and Purchaser are unable to agree on an appointment of an Accounting Referee, within ten (10) days after not being able to reach agreement thereon, an Accounting Referee shall be determined by mutual agreement of the regular auditor of Representative and the regular auditor of Purchaser and, if such auditors are unable to reach agreement within ten (10) days of being requested to do so, an Accounting Referee shall be determined by lot with each of Representative and Purchaser submitting one (1) candidate meeting the requirements of an Accounting Referee set forth in the definition thereof.  In making such calculation, the Accounting Referee shall consider only those items or amounts in the Closing Statement and Purchaser’s calculations of Closing Date Working Capital as to which Representative has disagreed.  The scope of the disputes to be resolved by the Accounting Firm shall be limited to fixing mathematical errors and determining whether the items in dispute were determined in accordance with the definition of Working Capital (including the Accounting Rules) and the Accounting Referee is not to make any other determination.  The Accounting Referee shall deliver to Representative and Purchaser, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Accounting Referee), a report setting forth its calculations of Closing Date Working Capital, which amount shall not be less than the applicable amount thereof shown in Purchaser’s calculation delivered pursuant to Section 1.4(c) nor more than the amount thereof shown in Representative’s calculation delivered pursuant to Section 1.4(d)(i).  Such report shall be final and binding upon the Parties and shall be used for purposes of calculating the adjustment pursuant to Section 1.4(b) above.  Notwithstanding anything herein to the contrary, the dispute resolution mechanism contained in this Section 1.4(d) shall be the exclusive mechanism for resolving disputes regarding the Working Capital adjustment, if any, and neither the Stockholders nor Purchaser shall be entitled to indemnification for Losses pursuant to Article VII to the extent taken into account in the determination of Closing Date Working Capital.  Judgment may be entered upon the determination of the Accounting Referee in any court having jurisdiction over the party against which such determination is to be enforced.  The fees, costs and expenses of the Accounting Referee shall be borne by the Parties in proportion to the relative amount each Party’s determination has been modified, with any amount to be borne by the Stockholders to be in accordance with their Pro Rata Percentages.  For example, if Representative challenges the calculation of the Closing Date Working Capital by an amount of One Hundred Thousand Dollars ($100,000), but the Accounting Referee determines that the Stockholders have a valid claim for only Sixty Thousand Dollars ($60,000), the Stockholders in accordance with their Pro-Rata Percentages shall bear forty percent (40%) of the fees and expenses of the Accounting Referee and Purchaser shall bear the other sixty percent (60%) of such fees and expenses.

(e) Final Closing Date Working Capital Adjustment.  Following the time that the Closing Date Working Capital is finally determined pursuant to this Section 1.4 (such finally determined amount, “Final Closing Date Working Capital”), payment shall be made as follows:

(i) If the Final Closing Date Working Capital is greater than the Estimated Closing Date Working Capital, the Purchaser shall, within five (5) Business Days after the Final Closing Date Working Capital is determined pursuant to this Section 1.4, pay to the Stockholders in accordance with their Pro-Rata Percentages by wire transfer of immediately available funds to an account designated in writing by each of the Stockholders, an amount equal to such excess.

(ii) If the Final Closing Date Working Capital is less than the Estimated Closing Date Working Capital, the Stockholders in accordance with their Pro Rata Percentages shall, within five (5) Business Days after the Final Closing Date Working Capital is determined pursuant to this Section 1.4, pay to Purchaser, by wire transfer of immediately available funds to an account designated in writing by Purchaser, an amount equal to such deficiency.

Any payment pursuant to Section 1.4(e) shall be made together with interest thereon at a rate per annum equal to the rate of interest published by the Wall Street Journal as the “prime rate” at large U.S. money center banks on the Closing Date, calculated on the basis of the number of days elapsed from the Closing Date to the date of payment.  Upon payment of the amounts provided in this Section 1.4, none of the Parties may make or assert any claim under this Section 1.4.

(f) Cooperation.  During the period of time from and after the Closing Date through the final determination and payment of Final Closing Date Working Capital in accordance with this Section 1.4, (i) the Stockholders, Representative and Purchaser shall, and Purchaser shall cause the Company and each of its and the Company’s representatives to, cooperate and assist in the review by the Accounting Referee of the Closing Statement and the calculations of Closing Date Working Capital and in the conduct of the review referred to in this Section 1.4, including making available, to the extent reasonably requested, properties, books, records, contracts, documents, information, personnel, representatives (including the Company’s accountants) and records of the Company and such representatives (including the work papers of the Company’s accountants) supporting its calculations of Closing Date Working Capital, and to use commercially reasonable efforts to respond to the Accounting Referee, and to provide any such requested documents and information as promptly as practical, and to provide any such books, records, contracts, documents and information electronically and in such formats as are reasonably requested, and (ii) Purchaser shall afford, and shall cause the Company to afford, to the Stockholders, Representative and any accountants, counsel or financial advisers retained by the Stockholders or Representative in connection with the review of Final Closing Date Working Capital in accordance with this Section 1.4, direct access during normal business hours upon reasonable advance notice to all the properties, books, records, contracts, documents, information, personnel, representatives (including the Company’s accountants) and records of the Company and such representatives (including the work papers of the Company’s accountants) relevant to the review of the Closing Statement and Purchaser’s determination of Closing Date Working Capital and, if requested by Representative, shall provide any such books, records, contracts, documents and information electronically and in such formats as are reasonably requested.  No actions taken by Purchaser on its own behalf or on behalf of the Company, on or following the Closing Date shall be given effect for purposes of determining the Closing Date Working Capital and the determination of Closing Date Working Capital shall not take into account any developments or events taking place after the Closing Date.

1.5  Escrow Amount.

(a) Generally.  At the Closing, a portion of the Closing Consideration in an amount equal to the Escrow Amount shall be deposited with the Escrow Agent in accordance with the Escrow Agreement as security for the indemnification obligations of the Stockholders pursuant to Article VII.  The Escrow Amount, as adjusted from time to time, together with any interest earned thereon, shall be referred to as the “Escrow Fund.”

(b) Escrow Fund.  The Escrow Fund shall be distributed by the Escrow Agent in accordance with this Section 1.5(b), Article VII of this Agreement and the Escrow Agreement.  Within ten (10) days following the twelve (12) month anniversary of the Closing Date, the amount of the Escrow Fund then remaining minus an amount sufficient to cover any outstanding and unpaid indemnification claims pursuant to Article VII hereof made on or prior to the twelve (12) month anniversary of the Closing Date shall be released to the Representative for distribution to the Stockholders in accordance with their respective Pro-Rata Percentages.  After the applicable date on which the Escrow Fund is released pursuant to the foregoing sentence, any amount of the Escrow Fund then remaining that has not been released because of a prior or pending claim under Article VII hereof shall be immediately released to the Representative for distribution to the Stockholders in accordance with their Pro-Rata Percentages or to the Purchaser, as the case may be, upon settlement or final determination of such indemnification claim.

1.6  Minimum Cash; Deferred Payment.  The Company agrees to cause there to be a cash balance at the Company and its Subsidiaries of $2,500,000 at the Closing.  The Company also agrees to make (and Purchaser shall cause the Company to make) payment to the Stockholders, on June 27, 2013, in accordance with their respective Pro-Rata Percentages, of $2,500,000 in cash, by wire transfer of immediately available funds to accounts designated by each of the Stockholders (the “Deferred Payment”).

ARTICLE II

CLOSING

2.1  Closing.  Subject to the terms and conditions of this Agreement, the closing of the Transaction (the “Closing”) shall take place at 10:00 a.m., Eastern Standard Time, at the offices of Hogan Lovells US LLP, 875 Third Avenue, New York, New York 10022, on the date hereof, or on such other date, place and time as the Representative and Purchaser may agree in writing (the “Closing Date”).

2.2  Deliveries by the Company and the Stockholders at Closing.  At Closing, the Company, the Representative and the Stockholders, as applicable, shall deliver, or cause to be delivered, to Purchaser the following:

(a) stock certificates accompanied by stock powers endorsed in blank in respect of the Company Capital Stock or a lost certificate affidavit representing stock certificates that have been lost, stolen or destroyed;

(b) the Transition Services Agreement, duly executed by Fox and each of its Affiliates party thereto;

(c) the Escrow Agreement, duly executed by each of the Escrow Agent and the Representative;

(d) a general release of claims substantially in the form of Exhibit D attached hereto, duly executed by each Stockholder as applicable; and

(e) such other documents, agreements and instruments of a ministerial nature as Purchaser may reasonably request to evidence and effectuate the Transaction.

2.3  Deliveries by Purchaser at the Closing.  At Closing, Purchaser shall deliver, or cause to be delivered, to the Representative, the payees of the Transaction Expenses, the Escrow Agent and the Stockholders, as applicable, the following:

(a) to each Stockholder, the applicable Closing Payment as set forth in the Estimated Closing Statement, in accordance with Section 1.3;

(b) to the payees thereof (or, if designated by the Representative, to the Representative on their behalf), to the accounts designated in writing by the Representative prior to the Closing, the Transaction Expenses;

(c) to the Escrow Agent (to the account designated in writing by the Escrow Agent prior to Closing), the Escrow Amount;

(d) to the Representative, the Transition Services Agreement, duly executed by Purchaser and each of its Affiliates party thereto;

(e) to the Representative, the Escrow Agreement, duly executed by Purchaser;

(f) a general release of claims against Fox substantially in the form of Exhibit E attached hereto, duly executed by the Company and acknowledged by Purchaser;

(g) a general release of claims against Hearst substantially in the form of Exhibit F attached hereto, duly executed by the Company and acknowledged by Purchaser; and

(h) to the Representative, such other documents, agreements and instruments of a ministerial nature as any Stockholder may reasonably request to evidence and effectuate the Transaction.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the disclosure schedule delivered by the Company to Purchaser on the date hereof concurrently with entry into this Agreement (the “Company Disclosure Schedule”) and attached to this Agreement as Schedule A (and provided that disclosure in any section of such Company Disclosure Schedule shall be deemed to be disclosed with respect to any other Section of this Agreement (in addition to the Section referenced in such schedule) to the extent that it is reasonably apparent from the wording of such disclosure that such disclosure is applicable to such other Section), the Company hereby represents and warrants to Purchaser as follows:

3.1  Organization.  The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of its business or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

3.2  Authorization of Agreement.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transaction.  The execution and delivery of the Transaction Agreements to which the Company is a party and the consummation of the Transaction contemplated thereby have been duly authorized by all requisite corporate action on the part of the Company.  Each of the Transaction Agreements to which the Company is a party has been or will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties thereto) each of such Transaction Agreements, when so executed and delivered, will constitute, the legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.3  Conflicts; Consents of Third Parties.

(a) Except as set forth on Section 3.3(a) of the Company Disclosure Schedule, and assuming the making of the filings and the receipt of the consents or waiting period terminations or expirations identified in Section 3.3(b), none of the execution and delivery by the Company of this Agreement or the other Transaction Agreements to which it is a party, the consummation of the Transaction by the Company, or the compliance by the Company with any of the provisions hereof or thereof, conflicts with or will conflict with, or result in any violation of or constitute a breach of or a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification or cancellation under, any provision of (i) the certificate of incorporation, bylaws, partnership agreement or other comparable organizational documents, of the Company or any Subsidiary of the Company; (ii) any Material Contract or material Permit to which the Company or any Subsidiary of the Company is a party or by which any of their properties or assets are bound; (iii) any Order of any Governmental Authority applicable to the Company or any Subsidiary of the Company or by which any of their properties or assets are bound; or (iv) any material Law applicable to the Company.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Authority (a “Governmental Approval”) is required on the part of the Company or any Subsidiary of the Company in connection with the execution and delivery by the Company of this Agreement or the other Transaction Agreements to which it is a party, the consummation of the Transaction by the Stockholders or the compliance by the Company with any of the provisions hereof or thereof, except for such Governmental Approval, the failure of which to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.4  Capitalization; Subsidiaries.

(a) The authorized capital stock of the Company consists of One Hundred Fifty Thousand (150,000) shares of common stock, par value one cent ($0.01).  As of the date hereof, there are One Hundred Thousand (100,000) shares of common stock issued and outstanding, of which Ninety-Four Thousand Five Hundred (94,500) shares are held by Fox and Five Thousand Five Hundred (5,500) shares are held by Hearst.  The Company does not hold any shares of common stock as treasury stock.  All of the issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid and non-assessable.

(b) Except as set forth in Section 3.4(a) or on Section 3.4(b) of the Company Disclosure Schedule, (i) there are no outstanding subscriptions, options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any equity interests in the Company and (ii) to the Knowledge of the Company, there are no voting trusts, proxies or other agreements or understandings with respect to the voting or transfer of the Company Capital Stock, other than, in each case, as may be included in any stockholders, investor rights or similar agreement that will be terminated on or prior to the Closing Date.

(c) Section 3.4(c) of the Company Disclosure Schedule sets forth a complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable.  Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.  Each Subsidiary of the Company is qualified to do business in each jurisdiction in which the conduct of its business or the ownership of its properties makes such qualification necessary, except where the failure to be so qualified would not have a Company Material Adverse Effect.  All the issued and outstanding capital stock or other equity interests in the Company’s Subsidiaries are owned of record and beneficially by the Company (or another Subsidiary of the Company), free and clear of Liens other than Permitted Liens or Liens imposed by Purchaser or under applicable securities Laws. There are no outstanding subscriptions, options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any equity interests in the Company’s Subsidiaries.  There are no voting trusts, proxies or other agreements or understandings with respect to the voting or transfer of the equity of the Company’s Subsidiaries.  Except as set forth on Section 3.4(c) of the Company Disclosure Schedule, the Company does not own, directly, any equity or similar interest in any other Person other than in the direct and indirect subsidiaries of the Company.

3.5  Financial Statements.

(a) The Company has made available to Purchaser the following financial statements (collectively the “Company Financial Statements”):

(i) unaudited consolidated balance sheets for the Company and its Subsidiaries as of July 3, 2011, July 1, 2012 and September 30, 2012; and

(ii) unaudited consolidated statements of income and unaudited statements of cash flows for the Company and its Subsidiaries for the twelve (12) months ended July 3, 2011, the twelve (12) months ended July 1, 2012 and the three (3) months ended September 30, 2012.

(iii) September 30, 2012 shall be referred to herein as the “Balance Sheet Date” and the balance sheet of the Company as of such date shall be referred to herein as the “Balance Sheet”.

(b) The Company Financial Statements have been prepared in accordance with GAAP consistently applied (except as otherwise noted therein) in all material respects and present fairly, in all material respects, the consolidated financial condition, results of operations and cash flows as of the dates and for the periods indicated therein except, in each case (i) as may be set forth on Section 3.5(b) of the Company Disclosure Schedule, (ii) that such Company Financial Statements may be subject to normal year-end adjustments, and (iii) for the absence of notes thereto throughout the periods covered thereby.

3.6  Undisclosed Liabilities.  Except as set forth on Section 3.6 of the Company Disclosure Schedule, neither the Company nor its Subsidiaries have any liabilities, obligations or commitments of any nature whatsoever, direct or indirect, liquidated or unliquidated, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise, in each case to the extent that they would have been required to be reflected on the Balance Sheet in accordance with GAAP and were not so reflected, except (a) those which are adequately reflected or reserved against in the Balance Sheet as of the Balance Sheet Date, and (b) those which have been incurred in the Ordinary Course of Business since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount to the Company and its Subsidiaries taken as a whole.

3.7  Absence of Certain Developments.  Except as set forth on Section 3.7 of the Company Disclosure Schedule, between the Balance Sheet Date and the date of this Agreement the businesses of the Company and its Subsidiaries has been conducted in all material respects in the Ordinary Course of Business.

3.8  Legal Proceedings.  Except as disclosed on Section 3.8(a) of the Company Disclosure Schedule, there are no pending or, to the Knowledge of the Company, threatened since December 31, 2006, Legal Proceedings against the Company or any of its Subsidiaries which, if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to require payment by the Company or a Subsidiary in excess of $50,000 or would reasonably be expected to otherwise have a material adverse effect on the business operations of the Company or any of its Subsidiaries.  Except as disclosed on Section 3.8(b) of the Company Disclosure Schedule, there is no outstanding Order imposed upon the Company or any of its Subsidiaries or any of their respective assets.

3.9  Compliance with Laws; Permits.

(a) Except as set forth on Section 3.9(a) of the Company Disclosure Schedule, the Company and its Subsidiaries are in compliance in all material respects with all material Laws applicable to their respective businesses or operations.  Within the twelve (12) months prior to the date hereof, neither the Company nor any of its Subsidiaries have received any written notice of or been formally charged by a Governmental Authority with a material violation of any material Laws.

(b) Except as set forth on Section 3.9(b) of the Company Disclosure Schedule, the Company and its Subsidiaries have obtained all material Permits that are required for the operation of their respective businesses as presently conducted.  Each such Permit held by the Company or Subsidiary thereof is valid, binding and in full force and effect.  Neither the Company nor any Subsidiary thereof is in default or material violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or material violation) of any term, condition or provision of any material Permit to which it is a party.

3.10  Taxes.

(a) The Company and its Subsidiaries have prepared and timely filed, or caused to be prepared and timely filed, with the appropriate Taxing Authorities, all income or franchise and other material Tax Returns required to be filed with respect to the Company and its Subsidiaries, taking into account any extensions of time to file.  Such Tax Returns are, or will be, true, complete and correct in all material respects.  All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been, or will be, timely paid.

(b) The Company and its Subsidiaries have timely paid, or caused to be timely paid, all Taxes due and payable on such Tax Returns with respect to the Company and its Subsidiaries.

(c) No material deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries that are still pending.

(d) No extensions of the period for assessment of any Taxes are in effect with respect to the Company or any of its Subsidiaries (other than extensions of time to file Tax Returns obtained in the Ordinary Course of Business).

(e) No Tax Return filed by the Company or any of its Subsidiaries is under current examination by any Taxing Authority.

(f) No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns with respect to a particular Tax that the Company or any Subsidiaries of the Company is or may be subject to taxation in such jurisdiction, which has not been resolved.

(g) The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes in connection with amounts owing to any employee, independent contractor, creditor, partner or other similar third party and has duly and timely withheld and paid over to the appropriate Taxing Authority all material amounts of Taxes required to be so withheld and paid over under all applicable Laws.

(h) Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or non-U.S. Tax law).

(i) There are no Liens for Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

(j) Neither the Company nor any of its Subsidiaries has participated in, is obligated to participate in or is currently negotiating participation in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b).

(k) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in any distribution of equity intended to qualify under Section 355(a) of the Code within the two (2) year period ending on the date of this Agreement.

(l) The Company has made available to Purchaser correct and complete copies of all material income and franchise Tax Returns of the Company and its Subsidiaries for the prior three (3) taxable periods.

(m) Neither the Company nor any of its Subsidiaries is party to or bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement with respect to Taxes (including any private letter ruling, advance pricing agreement, closing agreement or other contract relating to Taxes with any Taxing Authority) other than (i) a Tax sharing agreement with the group that includes Fox and (ii) as a result of being a member or included in a consolidated, combined, unitary or similar Tax Return.

(n) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income in a Post-Closing Period as a result of any adjustment under Section 481 of the Code (or any corresponding or similar provisions of state, local or non-U.S. Tax Law) with respect to a change in accounting method for a Pre-Closing Period.

3.11  Real Property.  Section 3.11 of the Company Disclosure Schedule sets forth a list of all leases, subleases, and occupancy agreements of real property to which the Company or any Subsidiary of the Company is the lessee, sublessee, sublessor, or party to such agreement (individually, a “Real Property Lease” and collectively, the “Real Property Leases”, and such property leased pursuant thereto, the “Leased Real Property”).  Each such Real Property Lease is in full force and effect and is legal, valid, binding and enforceable obligation of the Company or any Subsidiary of the Company, as the case may be, and, to the Knowledge of the Company, of the other party or parties thereto, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equity (regardless of whether considered in a proceeding at law or in equity).  Except as set forth on Section 3.11 of the Company Disclosure Schedule, neither the Company nor any Subsidiary thereof, nor to the Knowledge of the Company, any other party or parties thereto, is in material default under any Real Property Lease and, to the Knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute a material breach of, or a material default by the Company or any Subsidiary thereof or, to the Knowledge of the Company, the other party or parties thereto under any Real Property Lease.

3.12  Material Contracts.

(a) Section 3.12 of the Company Disclosure Schedule sets forth a true, correct and complete list of all of the following Contracts as of the date hereof (other than any such Contract solely between or among the Company and its Subsidiaries) to which the Company or any Subsidiary of the Company is a party or by which it or any of its assets or properties is bound (collectively, the “Material Contracts”):

(i) Contracts with each current officer and director, or current employee of the Company or a Subsidiary (other than “offer letters” entered into in the Ordinary Course of Business and generally applicable Company policies);

(ii) Contracts entered into during five (5) years prior to the date hereof or those with any continuing financial or other material obligations of the Company or a Subsidiary thereof relating to the acquisition by the Company or a Subsidiary thereof of any operating business or the capital stock of any other Person;

(iii) Contracts for or relating to the incurrence or existence of Indebtedness, or the making of any material loans to another Person, other than (A) as may be among the Company and its Subsidiaries or (B) as may be among the Company or any of its Subsidiaries, on the one hand, and a Stockholder or any of its Affiliates (other than the Company and its Subsidiaries), on the other hand, for or relating to Indebtedness which will be discharged, terminated or cancelled at or prior to Closing in accordance with the terms of this Agreement;

(iv) any Contracts which, based on existing commitments, are expected to involve (A) payment by the Company and its Subsidiaries or (B) receipt by the Company and its Subsidiaries, of more than Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate for any individual Contract in the twelve (12) month period immediately following the Closing Date that are not terminable by the Company or a Subsidiary thereof without penalty on ninety (90) days’ or less notice;

(v) Contracts that limit or restrict the Company or any Subsidiary thereof from engaging or competing in any material respect in any business in any jurisdiction or with any Person;

(vi) consulting agreements and Contracts relating to know-how, engineering or work-for-hire pursuant to which royalties of more than Fifty Thousand Dollars ($50,000) in any twelve (12) month period are paid or received that are not terminable by the Company or a Subsidiary thereof without penalty on sixty (60) days’ or less notice;

(vii) Contracts granting a right of first refusal, first offer or similar preferential right to a third party to purchase or acquire the Company;

(viii) Contracts that contain any provisions requiring the Company or any Subsidiary thereof to indemnify any other party thereto for any material amount, other than Contracts entered into in the Ordinary Course of Business or that do not differ substantially from the Contracts or forms of Contracts listed on Section 3.12(a)(viii) of the Company Disclosure Schedules;

(ix) joint venture agreements;

(x) Contracts pursuant to which a third party has licensed any material Intellectual Property to the Company or any of its Subsidiaries where the primary purpose of the Contract is to license such Intellectual Property to the Company or its

Subsidiaries (other than Contracts that are (A) EULAs where the total annual royalty owed by the Company is, or is expected to be, less than One Hundred Thousand Dollars ($100,000), or (B) any commercial off-the-shelf software licenses for which the acquisition cost or annual license fee does not, or is not currently expected to, exceed Twenty-Five Thousand Dollars ($25,000)); and

(xi) any other Contract not otherwise disclosed pursuant to this Section 3.12 that is material to the business of the Company and its Subsidiaries taken as a whole that by its terms does not terminate or is not terminable by the Company or by a Subsidiary thereof without penalty on thirty (30) days’ or less notice.

(b) Except as set forth on Section 3.12(b) of the Company Disclosure Schedule, each Material Contract is in full force and effect and is a legal, valid, binding and enforceable obligation of the Company or a Subsidiary thereof, as the case may be, and, to the Knowledge of the Company, of the other party or parties thereto, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equity (regardless of whether considered in a proceeding at law or in equity).  Except as set forth on Section 3.12(b) of the Company Disclosure Schedule, neither the Company nor any Subsidiary thereof, nor to the Knowledge of the Company, any other party or parties thereto, is in a material default under any Material Contract and no event has occurred that, with notice or lapse of time or both, would constitute a material default by the Company or any Subsidiary thereof or, to the Knowledge of the Company, the other party or parties thereto under any Material Contract.

3.13  Intellectual Property.

(a) Except as set forth on Section 3.13(a) of the Company Disclosure Schedule, all Intellectual Property that is currently used in the conduct of business operations of the Company and its Subsidiaries is either (i) owned by the Company or its Subsidiaries (such Intellectual Property, “Company-Owned Intellectual Property”) free and clear of all Liens other than Permitted Liens, or (ii) validly licensed by the Company or its Subsidiaries (such Intellectual Property, “Company-Licensed Intellectual Property”); provided, that nothing in this Section 3.13(a) shall be construed as a representation or warranty with respect to infringement, violation or misappropriation of the Intellectual Property of any third party, which is covered exclusively in Section 3.13(c).

(b) Section 3.13(b) of the Company Disclosure Schedule (i) sets forth a list of all Company-Owned Intellectual Property that has been registered with a Governmental Authority or for which the Company or a Subsidiary thereof has a pending application for registration with a Governmental Authority, (ii) specifies the jurisdiction in which each such registration or application for registration has been filed, including the respective registration or application number, and (iii) lists (x) all material unregistered trademarks, and (y) all domains that are Company-Owned Intellectual Property (“IGN Sites”) and indicates which material IGN Sites are actually operated by the Company or its Subsidiaries (“Company Sites”), it being understood that IGN Sites “operated” by the Company or its Subsidiaries shall not include domains that are merely redirects to other IGN Sites or localized international IGN Sites that are operated by third parties.

(c) To the Knowledge of the Company, (i) neither the Company, nor any of its Subsidiaries, in the current operation of its business infringes, violates or misappropriates in any material respect the Intellectual Property of any third party and (ii) no Legal Proceeding alleging any such infringement, violation or misappropriation is pending or has been threatened in a written notice delivered to the Company or any of its Subsidiaries in the last two (2) years.

(d) To the Knowledge of the Company, (i) no third party is infringing, violating, or misappropriating any Company-Owned Intellectual Property and (ii) neither the Company nor any of its Subsidiaries have delivered written notice of any such claim for infringement, violation or misappropriation to a third party in the last two (2) years.

(e) The Company has made available to Purchaser, or Purchaser is otherwise able to publicly obtain, the Company’s general terms of service for the Company Sites.

(f) The Company and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their material confidential information.  To the Knowledge of the Company, except in the Ordinary Course of Business or in connection with the sale process for the Company to the extent recipients agreed to an obligation to maintain the confidentiality of the confidential information received in connection therewith, no disclosure has been made by the Company or any Subsidiary thereof to a third party of any material confidential information belonging to the Company or any Subsidiary thereof.

(g) For the period since the Company or its Subsidiaries acquired each of the Company Sites, the Company and its Subsidiaries have operated each Company Sites, in all material respects, in such a manner as to take reasonable advantage, if and when applicable, of the safe harbors provided by Section 512 of the Digital Millennium Copyright Act (“DMCA”), including by informing end users of the Company Sites of its DMCA policy, designating an agent for notice of infringement claims, registering such agent with the U.S. Copyright Office, and taking appropriate action upon receiving notice of possible infringement in accordance with the “notice and take-down” procedures of the DMCA.  To the Knowledge of the Company, there are no unresolved take-down notices received by the Company or its Subsidiaries in accordance with the DMCA.

3.14  Privacy; Systems; Security.

(a) The Company and its Subsidiaries have complied in all material respects with (i) the publicly posted privacy policy applicable to the Company Sites (“Privacy Policies”) and (ii) all applicable laws and regulations relating to data privacy, data protection and data security (“Privacy Laws”), including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure, destruction and use of Personally Identifiable Information (as defined below).  The Company and its Subsidiaries have taken commercially reasonable measures to ensure that all Personally Identifiable Information (as defined below) is protected against loss, damage, and unauthorized access, use and/or, modification.  “Personally Identifiable Information” means any of the following information that specifically identifies any employee, contractor, individual consumer or other third party who has provided such information to the Company in connection with the conduct of the Company’s business: (A) addresses, telephone numbers, health information, drivers’ license numbers, and government issued identification, and (B) any nonpublic personally identifiable financial information, such as information relating to a relationship between an individual person and a financial institution, and/or related to a financial transaction by such individual person with a financial institution, and, for the avoidance of doubt, expressly excludes IP addresses.  Except as set forth on Section 3.14(a) of the Company Disclosure Schedule, to the Knowledge of the Company, in the twelve (12) month period prior to the date of this Agreement, no material Legal Proceedings have existed or have been threatened in writing regarding (x) a violation of such Privacy Policies or any implementation of the Privacy Policies by the Company or its Subsidiaries, or (y) Company’s violation of any Privacy Laws.

(b) The Company and its Subsidiaries have taken commercially reasonable steps and implemented reasonable security measures to protect information technology systems used in the operation of the business of the Company and its Subsidiaries from unauthorized access or use.  The Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practice.

3.15   Employee Benefits Plans.

(a) Section 3.15(a) of the Company Disclosure Schedule sets forth a list of all “employee benefit plans” as that term is defined in Section 3(3) of ERISA (whether or not covered by ERISA) and similar law of a non-US jurisdiction in which employees are located, including all of the material pension, retirement, savings, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other material incentive plans, all other material written employee programs, arrangements or agreements and all other material employee benefit plans or fringe benefit plans, that are currently adopted, maintained by, sponsored in whole or in part by, or contributed to by the Company or any Subsidiary of the Company or for which the Company or any Subsidiary of the Company could incur a liability for the benefit of present and former employees or directors of the Company and each Subsidiary thereof or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity (collectively, the “Benefit Plans”).

(b) Except as set forth on Section 3.15(b) of the Company Disclosure Schedule, no Benefit Plan is subject to Title IV of ERISA.

(c) For each Plan sponsored or maintained by the Company or its Subsidiaries covering the Business Employees, the Company has provided or made available to Purchaser the summaries, as of the date hereof, of all of the Benefit Plans that have been reduced to writing as listed on Section 3.15(a) of the Company Disclosure Schedules.

(d) No claim, lawsuit, arbitration or other action has been instituted against any Benefit Plan or, to the Knowledge of the Company, threatened against any Benefit Plan.

(e) Neither the Company nor any of its Subsidiaries has any current or projected liability in respect of post-employment or post-retirement welfare benefits for retired or former employees of the Company or its Subsidiaries, except as required by COBRA or other applicable Law.

(f) Except as disclosed in Section 3.15(f) of the Company Disclosure Schedules, each Benefit Plan is in compliance with its terms and the requirements of all applicable Law, and the Company and the ERISA Affiliates have satisfied all of their statutory, regulatory and contractual obligations with respect to each such Benefit Plan.

(g) Except as disclosed in Section 3.15(g) of the Company Disclosure Schedules, each Benefit Plan or trust which is intended to be qualified or exempt from taxation under Section 401(a), 401(k) or 501(a) of the Code has received a favorable determination letter from the IRS that it is so qualified or exempt, and no fact or event has occurred since the date of such determination letter to affect adversely the qualified or exempt status of any Benefit Plan or trust.

(h) There has been no non-exempt prohibited transaction (within the meaning of Section 404 of ERISA or Section 4955 of the Code) with respect to any Benefit Plan.  Neither the Company nor any ERISA Affiliate has incurred any liability for any excise tax arising under Section 4951, 4952, 4955, 4980 or 4980B of the Code and no fact or event exists which could give rise to such liability.  None of the Company or any ERISA Affiliate has incurred any liability relating to Title IV of ERISA (other than for the payment of premiums to the Pension Benefit Guaranty Corporation).

(i) All contributions, premiums or payments required to be made with respect to any Benefit Plan have been made on or before their due dates, and any and all such amounts relating to the period of time from the Balance Sheet Date through the Closing have been or will be paid prior to the Closing.  All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority.

(j) There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any ERISA Affiliate thereof relating to, or change in employee participation or coverage under, any Benefit Plan that would increase the expense of maintaining such Benefit Plan above the level of the expense incurred in respect thereto for the most recent fiscal year ended prior to the date hereof.

(k) Except as disclosed in Section 3.15(k) of the Company Disclosure Schedules, no employee or former employee of the Company or any ERISA Affiliate thereof will become entitled to any bonus, retirement, severance, job security or similar benefit or enhanced such benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby.

3.16  Employment and Labor Matters.

(a) Except as set forth on Section 3.16(a) of the Company Disclosure Schedule, neither the Company nor any Subsidiary thereof is a party to any labor or collective bargaining agreement in respect of any employee or group of employees of the Company or a Subsidiary thereof.

(b) Except as set forth on Section 3.16(b) of the Company Disclosure Schedule, (i) there are no, and within the last three (3) years there have been no material strikes,

work stoppages, work slowdowns, lockouts, picketing or other similar labor activities pending or, to the Knowledge of the Company, threatened against or involving the Company or any Subsidiary thereof, and (ii) there are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or a Subsidiary thereof before a Governmental Authority.

(c) The Company and each Subsidiary thereof is in compliance in all material respects with all applicable Laws respecting employment practices, terms and conditions of employment and wages and hours.

(d) Section 3.16(d) of the Company Disclosure Schedules contains a list of all persons who are employees of the Company and its Subsidiaries, or who are employees of an Affiliate of Fox but perform services exclusively or primarily for the Company and its Subsidiaries, as of the date hereof, and sets forth for each such individual the following, as applicable: (i) name; (ii) title or position (including whether full or part time and whether exempt or non-exempt under the Fair Labor Standards Act); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation to which such employee is entitled or, to the Knowledge of the Company, any targeted bonus that has been communicated to such employee, in each case for the current fiscal year; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof that are materially more favorable than those provided to other similarly situated employees; provided, that the information required by subsections (iv) and (v) hereof shall not be included on Section 3.16(d) of the Company Disclosure Schedules but has been provided or made available to Purchaser prior to the Closing. Except as set forth in Section 3.16(d) of the Company Disclosure Schedules, as of the date hereof, all compensation, including wages, commissions and bonuses, payable to employees, independent contractors or consultants of the Company for services performed on or prior to the date hereof have been paid in full (or properly accrued on the balance sheet contained in the Closing Working Capital Statement) and there are no outstanding agreements, understandings or commitments of the Company with employees of the Company and its Subsidiaries with respect to any such compensation, commissions or bonuses.

3.17  Environmental Matters.

(a) Except as set forth on Section 3.17(a) of the Company Disclosure Schedule, the operations of the Company and its Subsidiaries are, and, for the last five years, have been, carried out in all material respects in compliance with all Environmental Laws.

(b) Except as set forth on Section 3.17(b) of the Company Disclosure Schedule, (i) the Company and its Subsidiaries have obtained all material Permits required by Environmental Law for each of the Company and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) as of the date hereof, all such material Permits required by Environmental Law for each of the Company and its Subsidiaries to conduct their respective businesses as currently conducted are in full force and effect and (iii) to the Knowledge of the Company, there are no facts or circumstances which would reasonably be expected to lead to any such material Permits being revoked, canceled or modified.

(c) Neither the Company nor any of its Subsidiaries has received written notice of any Legal Proceedings which would reasonably be expected to result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws prior to the date hereof.

(d) To the Knowledge of the Company, there has been no release of Hazardous Materials at, on, under, or from the Leased Real Property such that the Company or any of its Subsidiaries has any material liability under Environmental Law with respect to such release.

3.18  Transactions With Related Parties.

(a) Except as set forth on Section 3.18(a) of the Company Disclosure Schedule, no present officer, director or stockholder of the Company or any Subsidiary of the Company, nor any Affiliate of the Company or any of its Subsidiaries (other than the Company and its Subsidiaries) (each a “Related Party”), is currently a party to any material transaction or Contract with the Company or any Subsidiary thereof, other than (i) employment or consulting agreements entered into with individuals in the Ordinary Course of Business, (ii) Contracts entered into in the Ordinary Course of Business on an arm’s length basis and (iii) Shared Contracts (with Shared Contracts being addressed in Section 3.18(b) below).

(b) Section 3.18(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of Contracts to which Stockholders or any of their Affiliates is a party which are material to the business of the Company and its Subsidiaries and which also relate to any other businesses of Stockholders or their Affiliates (other than the Company and its Subsidiaries) (“Shared Contracts”).

3.19  Insurance.

(a) All material insurance policies with respect to the business or assets of the Company and its Subsidiaries (collectively, the “Insurance Policies”) are in full force and effect and all premiums due and payable thereon have been paid in full.  As of the date hereof, neither the Company nor any of its Subsidiaries has received a written notice that would reasonably be expected to be followed by a written notice of cancellation or non-renewal of any Insurance Policy.

(b) Section 3.19(b) of the Company Disclosure Schedules provides a list of all material pending claims made under the Insurance Policies and all material claims made within the last three (3) years with respect to the business or assets of the Company and its Subsidiaries.  Except as set forth on Section 3.19(b) of the Company Disclosure Schedules, there are no material claims related to the business or operations of the Company or any of its Subsidiaries pending under any Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.

3.20  Financial Advisors.  Except as set forth on Section 3.20 of the Company Disclosure Schedule, no Person has acted, directly or indirectly, as a broker, finder, agent, investment banker or financial advisor for the Stockholders, the Company or its Subsidiaries and no Person other than any Person identified on such Schedule is entitled to any fee or commission or like payment from the Stockholders, the Company or its Subsidiaries in connection with the Transaction.

3.21  Title to Assets.  Except as set forth on Section 3.21 of the Company Disclosure Schedule, the Company has good and valid title to, or a valid leasehold interest in, all material tangible personal property and other material tangible assets reflected in the Company Financial Statements or acquired by it after the Balance Sheet Date other than personal property and assets sold or otherwise disposed of in the Ordinary Course of Business since the Balance Sheet Date (collectively, the “Assets”).

3.22  Condition and Sufficiency of Assets.  All of the Assets are, in all material respects, structurally sound, in good operating condition and repair, and adequate for the uses to which they are being put.  Except (a) as set forth on Section 3.22 of the Company Disclosure Schedule, (b) for matters set forth on Section 3.3 of the Company Disclosure Schedule, (c) for Shared Contracts and (d) for services or other items of the type provided or made available pursuant to the Transition Services Agreement, the Assets owned or leased by the Company, together with all other properties and assets owned or leased by the Company, including, without limitation, all Company-Owned Intellectual Property and all Company-Licensed Intellectual Property, are, in all material respects, sufficient for the continued conduct of the Company’s business immediately after the Closing in substantially the same manner as conducted immediately prior to the Closing.

3.23  Limitations on Representations and Warranties.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III AND ARTICLE IV (EACH AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE), NO STOCKHOLDER NOR THE COMPANY NOR ANY OTHER PERSON MAKES, OR HAS BEEN AUTHORIZED BY ANY STOCKHOLDER, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES TO MAKE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO STOCKHOLDERS, THE COMPANY AND ITS SUBSIDIARIES OR THE TRANSACTION, AND THE COMPANY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY ANY STOCKHOLDER, ANY AFFILIATE OF ANY STOCKHOLDER, ANY AFFILIATE OF THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES AND IF MADE, SUCH REPRESENTATION OR WARRANTY MAY NOT BE RELIED UPON BY PURCHASER OR ANY OF ITS AFFILIATES AND REPRESENTATIVES AS HAVING BEEN AUTHORIZED BY ANY STOCKHOLDER, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE), THE COMPANY HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, OPINION, PROJECTION, FORECAST, STATEMENT, MEMORANDUM, PRESENTATION, ADVICE OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, PROJECTION, FORECAST, STATEMENT, MEMORANDUM, PRESENTATION, ADVICE OR INFORMATION THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PURCHASER BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE COMPANY OR ANY OF ITS AFFILIATES, INCLUDING ANY INFORMATION MADE AVAILABLE IN ANY ELECTRONIC DATA ROOM HOSTED BY THE STOCKHOLDERS OR THE COMPANY IN CONNECTION WITH THE TRANSACTION).  NEITHER THE COMPANY NOR ANY STOCKHOLDER MAKES ANY REPRESENTATIONS OR WARRANTIES TO PURCHASER REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS CONDUCTED BY THE COMPANY AND ITS SUBSIDIARIES.  THE DISCLOSURE OF ANY MATTER OR ITEM IN ANY SCHEDULE SHALL NOT BE DEEMED TO CONSTITUTE AN ACKNOWLEDGMENT THAT ANY SUCH MATTER IS REQUIRED TO BE DISCLOSED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder, severally and not jointly, hereby represents and warrants as follows:

4.1  Authorization of Agreement.  Such Stockholder has all requisite power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transaction.  The execution and delivery of the Transaction Agreements and the consummation of the Transaction contemplated thereby have been duly authorized by all requisite action on the part of such Stockholder.  Each of the Transaction Agreements to which such Stockholder is a party has been or will be, at or prior to the Closing, duly and validly executed and delivered by such Stockholder and (assuming the due authorization, execution and delivery by the other parties thereto) each of such Transaction Agreements, when so executed and delivered, will constitute the legal, valid and binding obligations of such Stockholder, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.2  Company Capital Stock.  Such Stockholder owns, in the case of Fox, the Fox Shares, and in the case of Hearst, the Hearst Shares, in each case free and clear of Liens other than Liens imposed by Purchaser or under applicable securities Laws or which will be discharged at or prior to Closing.

4.3  Conflicts; Consents of Third Parties.  Assuming the making of the filings and the receipt of the consents or waiting period terminations or expirations identified in Section 3.3(b), none of the execution and delivery by such Stockholder of this Agreement or the other Transaction Agreements to which it is a party, the consummation of the Transaction by such Stockholder, or the compliance by such Stockholder with any of the provisions hereof or thereof, conflicts with or will conflict with, or result in any violation of or constitute a breach of or a default (with or without notice or lapse of time, or both) under, or permit the acceleration of any obligation under, or give rise to a right of termination, modification or cancellation under, any provision of (a) the articles of association, bylaws, partnership agreement or other comparable organizational documents of such Stockholder; (b) any Contract or Permit to which such Stockholder is a party or by which any of its properties or assets are bound; (c) any Order of any Governmental Authority applicable to such Stockholder or by which any of its properties or assets are bound; or (d) any applicable Law, except in each case, where such conflict, violation or default would not have or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Stockholder to perform its obligations under this Agreement.

4.4  Litigation. There is no pending or, to the Knowledge of such Stockholder, threatened, Legal Proceeding against any Stockholder  which, if determined adversely to such Stockholder, would reasonably be expected to adversely affect the ability of such Stockholder to consummate the Transaction.

4.5  Limitations of Representations and Warranties.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE), NO STOCKHOLDER MAKES, OR HAS BEEN AUTHORIZED BY ANY STOCKHOLDER OR ITS AFFILIATES TO MAKE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SUCH STOCKHOLDER, THE COMPANY OR ANY OF ITS SUBSIDIARIES, THE COMPANY CAPITAL STOCK OR THE TRANSACTION, AND SUCH STOCKHOLDER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SUCH STOCKHOLDER, ANY AFFILIATE OF SUCH STOCKHOLDER, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES AND IF MADE, SUCH REPRESENTATION OR WARRANTY MAY NOT BE RELIED UPON BY PURCHASER OR ANY OF ITS AFFILIATES AND REPRESENTATIVES AS HAVING BEEN AUTHORIZED BY ANY STOCKHOLDER OR ANY OF ITS AFFILIATES.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE), SUCH STOCKHOLDER HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, OPINION, PROJECTION, FORECAST, STATEMENT, MEMORANDUM, PRESENTATION, ADVICE OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, PROJECTION, FORECAST, STATEMENT, MEMORANDUM, PRESENTATION, ADVICE OR INFORMATION THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PURCHASER BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE COMPANY OR ANY OF ITS AFFILIATES, INCLUDING ANY INFORMATION MADE AVAILABLE IN ANY ELECTRONIC DATA ROOM HOSTED BY STOCKHOLDERS OR THE COMPANY IN CONNECTION WITH THE TRANSACTION).  SUCH STOCKHOLDER MAKES NO REPRESENTATIONS OR WARRANTIES TO PURCHASER REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS CONDUCTED BY THE COMPANY AND ITS SUBSIDIARIES.  THE DISCLOSURE OF ANY MATTER OR ITEM IN ANY SCHEDULE SHALL NOT BE DEEMED TO CONSTITUTE AN ACKNOWLEDGMENT THAT ANY SUCH MATTER IS REQUIRED TO BE DISCLOSED.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Subject to the disclosure schedule delivered by Purchaser to the Stockholders on the date hereof concurrently with entry into of this Agreement and attached to this Agreement as Schedule B (the “Purchaser Disclosure Schedule”), Purchaser hereby represents and warrants as follows:

5.1  Organization.  Purchaser is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware.  Purchaser has the corporate, limited liability company or other similar power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  Purchaser is duly licensed or qualified to do business in each jurisdiction in which the nature of its business or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have or reasonably be expected to have a Purchaser Material Adverse Effect.

5.2  Authorization of Agreement.  Purchaser and each Affiliate of Purchaser party to this Agreement or any other Transaction Agreement has all requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transaction.  The execution and delivery of the Transaction Agreements to which it is a party and the consummation of the Transaction contemplated thereby have been duly authorized by all requisite corporate, limited liability company or other similar action on the part of Purchaser and each such Affiliate.  Each of the Transaction Agreements to which it is a party has been or will be at or prior to the Closing, duly and validly executed and delivered by Purchaser and each such Affiliate and (assuming the due authorization, execution and delivery by the other parties thereto) each of the Transaction Agreements, when so executed and delivered, will constitute the legal, valid and binding obligations of Purchaser and each such Affiliate, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3  Conflicts; Consents of Third Parties.

(a) Except as set forth on Section 5.3(a) of the Purchaser Disclosure Schedule, and assuming the making of the filings and the receipt of the consents or waiting period terminations or expirations identified in Section 5.3(b), none of the execution and delivery by Purchaser or its Affiliates of this Agreement or the other Transaction Agreements to which it is a party, the consummation of the Transaction, or compliance by Purchaser or its Affiliates with any of the provisions hereof or thereof conflicts with or will conflict with, or result in any violation of or constitute a breach of or a default (with or without notice or lapse of time, or both) under, or permit the acceleration of any obligation under, or give rise to a right of termination, modification or cancellation under, any provision of (i) the certificate of incorporation or bylaws or other comparable organizational documents, of Purchaser or any of its Affiliates; (ii) any Contract or Permit to which Purchaser or any of its Affiliates is a party or by which any of the properties or assets of Purchaser or any of its Affiliates are bound; (iii) any Order of any Governmental Authority applicable to Purchaser or any of its Affiliates or by which any of the properties or assets of Purchaser or any of its Affiliates are bound; or (iv) any applicable Law, except in the case of clauses (ii), (iii) and (iv), where such conflict, violation or default would not have or reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Except as set forth on Section 5.3(b) of the Purchaser Disclosure Schedule, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Authority is required on the part of Purchaser or any of its Subsidiaries in connection with the execution and delivery by Purchaser of this Agreement or the other Transaction Agreements to which it is a party, the consummation of the Transaction by Purchaser or the compliance by Purchaser with any of the provisions hereof or thereof, except for any Governmental Approval, the failure of which to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.4  Legal Proceedings.  Except as disclosed on Section 5.4(a) of the Purchaser Disclosure Schedule, there are no pending or, to the knowledge of Purchaser, threatened, Legal Proceedings against the Purchaser or any of its Affiliates that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect.  Except as disclosed on Section 5.4(b) of the Purchaser Disclosure Schedule, there is no outstanding Order imposed upon the Purchaser or any of its Affiliates or any of their respective assets, except for Legal Proceedings which, if adversely determined, would not, individually or in the aggregate, have or reasonably be expected to have a Purchaser Material Adverse Effect.

5.5  Investment.  Purchaser is acquiring the Company Capital Stock for its own account and for investment purposes and not with a view to the distribution thereof.  Purchaser acknowledges that the Company Capital Stock has not been registered under the Securities Act of 1933, as amended, or any state securities law and Purchaser must bear the economic risk of its investment in Company Capital Stock until and unless the offer and sale of such Company Capital Stock is subsequently registered under the Securities Act and all applicable state securities laws or an exemption from such registration is applicable.  Purchaser has conducted an examination of available information relating to the Company and its business, Purchaser has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating an investment in the Company Capital Stock, and Purchaser can bear the economic risk of an investment in the Company Capital Stock and can afford a complete loss of such investment.

5.6  Solvency.  As of the Closing and immediately after giving effect to the Transaction contemplated by this Agreement (including any financing arrangements entered into in connection therewith), (i) the amount of the “fair saleable value” of the assets of each of the Company and its Subsidiaries will exceed (A) the value of all liabilities of the Company and such Subsidiaries, including contingent and other liabilities, and (B) the amount that will be required to pay the probable liabilities of the Company and such Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) each of the Company and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged, and (iii) each of the Company and its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature.  For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.  In completing the Transaction contemplated by this Agreement, Purchaser does not intend to hinder, delay or defraud any present or future creditors of Purchaser or the Company or its Subsidiaries.

5.7  No Other Representations and Warrants; No Reliance.  Purchaser acknowledges and agrees that, except as expressly set forth in Article III and Article IV, the Company and the Stockholders make no promise, representation or warranty, express or implied, relating to the Company or any of its Subsidiaries, itself, or any of their respective assets, liabilities or operations, including with respect to merchantability, fitness for any particular or ordinary purpose, or as to the accuracy or completeness of any information regarding any of the foregoing, or as to any other matter, and any such other promises, representations or warranties are hereby expressly disclaimed.  In addition, Purchaser acknowledges and agrees that Purchaser has not executed or authorized the execution of this Agreement in reliance upon any promise, representation or warranty not expressly set forth in Article III or Article IV.  The foregoing shall not be interpreted to limit any rights under the Transition Services Agreement.

5.8  Financial Advisors.  No Person has acted, directly or indirectly, as a broker, finder, agent, investment banker or financial advisor for Purchaser or its Affiliates and no Person is entitled to any fee or commission or like payment from Purchaser or its Affiliates in connection with the Transaction.

ARTICLE VI

COVENANTS

6.1  Access to Information.  From and after the Closing Date, in connection with any reasonable business purpose, including the determination of any matter relating to the rights or obligations of the Company or the Stockholders under this Agreement, upon reasonable prior notice and except as determined by the Company in good faith to be appropriate to ensure compliance with any applicable Law and, except as determined by the Company in good faith to reasonably be expected to violate the attorney-client privilege or other legal privilege, and contractual confidentiality obligations, Purchaser shall, and shall cause its Affiliates and its representatives to, (a) afford to each of the Stockholders (or their respective agents) reasonable access, during normal business hours, to the offices, properties, books and records of Purchaser and its Affiliates in respect of the Company, and (b) make available to each of the Stockholders (or their respective agents) the employees of Purchaser and its Affiliates in respect of the Company whose assistance, expertise, testimony, notes and recollections or presence is necessary to assist the Stockholders in connection with the Stockholders’ inquiries for any of the purposes referred to above, including the presence of such Persons as witnesses in hearings or trials for such purposes, as any of the Stockholders may from time to time reasonably request upon reasonably advance notice; provided, however, that (i) such requests shall not unreasonably interfere with the business or operations of Purchaser or any of its Affiliates; (ii) that the auditors and accountants of Purchaser or its Affiliates shall not be obligated to make any work papers (to the extent extant) available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants; and (iii) that if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with this Section 6.1 shall be subject to applicable rules relating to discovery.

6.2  Cooperation; Filings and Approvals.  Subject to the terms and conditions of this Agreement, the Parties shall cooperate with one another and use (and shall cause their respective Subsidiaries and Affiliates to use) their respective commercially reasonable efforts to promptly (a) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transaction, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (b) obtain all approvals, consents, registrations, Permits, authorizations and other confirmations from any Governmental Authority or other Person (other than a Governmental Authority) necessary, proper or advisable to consummate and make effective the Transaction; provided that neither the Company nor the Stockholders shall be obligated to pay any consideration to any Person (other than filing or similar fees to a Governmental Authority, and, in the case of a Governmental Authority, Section 9.1(a) shall govern) from whom any such approval, consent, registration, Permit, authorization or other confirmation is requested.

6.3  Confidentiality.  Purchaser acknowledges that the information provided to Purchaser and its Representatives in connection with this Agreement (including Section 6.1 hereof) and the Transaction is subject to the terms of the Confidentiality Agreement, dated November 26, 2012, by and between Purchaser and an Affiliate of the Company (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.

6.4  Preservation of Records; Cooperation with Financial Statements.

(a) Purchaser agrees to preserve and keep the records held by Purchaser relating to the businesses of the Company and its Subsidiaries for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the Stockholders as may be reasonably requested in connection with, among other things, any insurance claims by, Legal Proceedings (other than Legal Proceedings between the Stockholder(s), on the one hand, and Purchaser, on the other hand, related to this Agreement, or the Transaction) or tax audits against, or governmental investigations of the Company or any of its Subsidiaries or in order to enable the Stockholders to comply with their obligations under this Agreement and each other Transaction Agreement.

(b) Following the Closing, Purchaser shall cause the Company and its employees to use commercially reasonable efforts to assist Fox with closing and consolidating the books of Fox and its Affiliates for the fiscal period(s) in which the Closing occurs in a manner consistent with the level of such services historically provided by Company and its employees to Fox and its Affiliates prior to the Closing, including preparing and submitting to Fox the Company’s month-end accounts for the month prior to the Closing Date and the month in which the Closing Date occurs consistent with past practice. Additionally, for a period of six (6) months following the Closing, Purchaser shall use commercially reasonable efforts to cause the Company’s employees to be available to respond to inquiries and provide reasonable assistance as requested by Fox following the Closing in connection with such closing and consolidating the books of Fox and its Affiliates; provided, that such assistance shall be provided in a manner designed to minimize any disruption to the operations of the Company and its Subsidiaries and shall in any event be provided during reasonable business hours. Fox shall reimburse the Company upon demand for any and all out-of-pocket expenses actually incurred by the Company and its Subsidiaries in complying with the provisions of this Section 6.4(b).

6.5  Publicity.  None of the Company, the Stockholders or the Representative, on the one hand, or Purchaser and its Affiliates, on the other hand, shall issue any press release or public announcement concerning this Agreement, the other Transaction Agreements or the Transaction or make any other public disclosure containing or pertaining to the terms of this Agreement without obtaining each Stockholder’s or Purchaser’s, as applicable, prior written approval, which approval will not be unreasonably withheld or delayed, unless, in the judgment of the Party seeking to disclose, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which such disclosing Party lists securities, provided that, to the extent any disclosure is required by applicable Law or stock exchange rule, the Party intending to make such disclosure shall use its commercially reasonable efforts consistent with applicable Law or stock exchange rule to consult with each Stockholder or Purchaser, as applicable, with respect to the text thereof.

6.6  Related Party Arrangements; Intercompany Accounts.

(a) Effective as of immediately prior to Closing, except for the Contracts set forth on Section 6.6 of the Company Disclosure Schedule, or as otherwise contemplated by any Transaction Agreement, all Contracts, loans, investments and inter-company balances (other than (i) those Transaction Expenses discharged pursuant to this Agreement and (ii) accounts payable and accounts receivable reflected in the Estimated Working Capital) then existing between the Company or its Subsidiaries, on the one hand, and the Stockholders or any of their respective Affiliates, on the other hand, shall be terminated, forgiven or settled without liability, including by way of capital contribution or by way of dividend in kind or otherwise as determined by Representative.

(b) Except as contemplated otherwise under this Agreement or the Transition Services Agreement, Purchaser shall cooperate with Fox and take commercially reasonable actions necessary to remove Fox and its Affiliates from serving as a party or guarantor or having any other obligation under any Contract, including any Real Property Lease, to which the Company or its Subsidiaries is a party or which relates primarily to the Company’s business and, in the event Purchaser is unable to do so prior to Closing, (i) the Company shall, and Purchaser shall cause the Company to, perform in full any and all obligations subject to any such guaranty or other obligation and (ii) Purchaser and the Company shall execute a back-to-back indemnity, guarantee or similar instrument, satisfactory to Fox, with respect to any such guaranty or obligation.

(c) After Closing, to the extent that the Company or Purchaser receives any rents, fees or other amounts from a third party with respect to any lease, sublease or occupancy agreement between such third party and Fox or any Affiliate of Fox, the Company or Purchaser, as the case may be, shall remit such amount to Fox immediately.

6.7  Employee Benefit Matters.

(a) All employees, as of the Closing Date, of the Company and each of its Subsidiaries are known as “Business Employees.”

(b) For a period of twelve (12) months following the Closing Date, Purchaser shall cause the Company to provide to each Business Employee who continues to be employed by the Company or its Subsidiaries during such period with (i) a comparable position for such employee as of the Closing Date, (ii) a compensation level at least equal to the compensation level, including bonuses and other awards (excluding equity awards), as of the Closing Date, and (iii) pension and welfare benefits that are substantially similar in the aggregate, excluding defined benefit pension plans and defined contribution plans, than those provided to each Business Employee as of the Closing Date.

(c) For each Business Employee whose employment is terminated within the twelve (12) month period following the Closing Date, Purchaser shall cause the Company to pay, to such Business Employee an amount equal to the amount that would be required to be paid to such employee under applicable Company policies as set forth on Section 6.7(c) of the Company Disclosure Schedule; provided, however, that no Business Employee who voluntarily terminates his or her employment or is terminated For Cause by the Company shall be entitled to any additional payments or benefits.  The term “For Cause”, as used herein, shall mean that the Company has a reasonable good faith belief that the Business Employee has (i) committed an act of fraud, gross negligence or willful misconduct, (ii) committed a material violation of Law materially injurious to the Company or committed, without regard to the Business Employee’s employment with respect to the Company, a felony, (iii) breached any fiduciary duty to the Company, or (iv) unreasonably refused to perform the services reasonably requested by the Company.

(d) Immediately following the Closing Date, Purchaser and Fox shall take all actions as are necessary or appropriate to ensure that under the terms of the 401(k) plan that the Business Employees are eligible to participate in immediately prior to the Closing Date each Business Employee may elect to rollover his or her account balance, excluding any outstanding 401(k) loans, to a 401(k) plan that shall be designated by the Company to accept such roll-overs.

(e) Purchaser shall cause the Company to (i) provide coverage for Business Employees under its medical, dental and welfare plans on and after the Closing Date, (ii) cause there to be waived any pre-existing condition, actively at work requirements and waiting periods, except pre-existing conditions, actively at work requirements and waiting periods provided under applicable medical, welfare and dental plans of Fox, and (iii) cause such plans to honor any expenses incurred by the Business Employee and their beneficiaries under similar plans of Fox and its Affiliates during the portion of the calendar year in which the Closing Date occurs for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses.  Each Business Employee shall receive credit for such employee’s past service with Fox or any of its Subsidiaries or Affiliates for all purposes in any employee benefit or compensation plan, program or arrangement that Purchaser causes the Company to sponsor or maintain on or after the Closing Date, except for benefit accruals under a defined benefit plan of the Company.

(f) Purchaser shall not nor shall Purchaser cause the Company to entice or encourage any US Business Employee to elect continued group health plan coverage under Section 601 et seq. of ERISA and Section 4980B of the Code (or any similar state law) with respect to plans maintained by Fox and its Affiliates.

(g) From and after the Closing, Purchaser shall cause the Company to comply with, and shall be responsible for any failure to comply with, and bear any and all liability under, the requirements of the Worker Adjustment and Retraining Act, and any analogous state law.

6.8  Termination of Rights to the Stockholders Names and Marks.  Purchaser acknowledges and agrees that as between Purchaser, on the one hand, and Stockholders and their Affiliates, on the other hand, all right, title and interest in and to the Stockholders Names and Marks are owned exclusively by Stockholders and their Affiliates.  Purchaser and its Affiliates shall not have any rights in or to any Stockholders Names and Marks, and Purchaser and its Affiliates shall not use any Stockholders Names or Marks (except as set forth in this paragraph).  Neither Purchaser nor any of its Affiliates shall contest the ownership or validity of any rights of Stockholders or any of their Affiliates in or to any of the Stockholders Names and Marks.  After the Closing Date, Purchaser and its Affiliates will not expressly, or by implication, do business as or represent themselves as having any affiliation, connection or other association with Stockholders or any of their Affiliates.  Furthermore, Purchaser acknowledges and hereby agrees that (i) the rights of the Company and its Subsidiaries to any of the Stockholders Names and Marks pursuant to the terms of any trademark agreements between Stockholders and their Affiliates, on the one hand, and the Company and its Subsidiaries, on the other hand, shall terminate on the Closing Date; (ii) within three (3) Business Days following the Closing Date, Purchaser shall have taken whatever actions are necessary to change the name of the Company and its Subsidiaries to eliminate all references to any Stockholders Names and Marks (to the extent any such references exist as of the Closing Date); and (iii) except as permitted by any ancillary agreement, promptly following the Closing Date, but in no event later than sixty (60) days following the Closing Date, Purchaser and its Affiliates shall cease and discontinue all uses of the Stockholders Names and Marks, either alone or in combination with other words, and all service marks, trademarks, and trade names similar to the Stockholders Names and Marks or embodying any of the foregoing alone or in combination with other words, on any and all items and materials of the Company and its Subsidiaries, including any websites, Internet domain names, vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, computer software and other business documents and materials (to the extent any such uses exist as of the Closing Date).

6.9  Termination of Rights Associated with Shares.  Each of Stockholders acknowledge that upon the Closing, all of the Stockholders’ rights under any agreements entered into in connection with each Stockholders’ (a) original purchase of the Company Capital Stock from the Company, (b) ownership of such Company Capital Stock and (c) rights and obligations as a Stockholder, shall immediately terminate and be of no further force or effect with respect to the Company Capital Stock; provided, however, that all other agreements not related to subsections (a), (b) and (c) above shall remain in full force and effect, except as may be provided in such agreements or this Agreement.

6.10  Insurance.  From and after the Closing Date, the Company and its Subsidiaries shall cease to be insured by Stockholders’ or any of their Affiliates’ insurance policies or any of their self-insured programs.

6.11  Resignations.  Except as set forth on Section 6.11 of the Company Disclosure Schedule, the Company shall use commercially reasonable efforts to cause to be delivered to Purchaser duly signed resignations, effective as of the Closing, of all directors of the Company and each Subsidiary or shall use commercially reasonable efforts to take such other action as is necessary to accomplish the removal of such persons from such positions.

6.12  Commercially Reasonable Efforts; Further Assurances.  On the terms and subject to the conditions set forth in this Agreement, each of Purchaser, the Company and the Representative shall use their respective commercially reasonable efforts to take promptly or cause to be taken promptly all appropriate action, do or cause to be done all things necessary, proper or advisable, and execute and deliver such documents as may be required to carry out the provisions of this Agreement and consummate and make effective in the most expeditious manner possible the Transaction.

6.13  Non-Solicitation of Key Officers and Employees.

(a) For a period of twelve (12) months commencing on the Closing Date (the “Restricted Period”) Fox shall not, and shall not permit any of its Affiliates whose officers have been responsible for the oversight of the Company (collectively “Non-Solicit Parties”) to directly or indirectly solicit those employees of the Company and its Subsidiaries listed on Section 6.13 of the Company Disclosure Schedules (“Restricted Person”); provided, however, that (i) any Non-Solicit Party may solicit any Restricted Person whose employment has been terminated by the Company, any of the Company’s Subsidiaries, Purchaser or by such employee and (ii) the foregoing shall not apply to any general solicitation or mass advertisement not specifically targeted at Restricted Persons.

(b) Fox acknowledges that a breach or threatened breach of this Section 6.13 would give rise to irreparable harm to Purchaser and the Company, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by any Stockholder of any such obligations, Purchaser shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(c) Fox acknowledges that the restrictions contained in this Section 6.13 are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the Transaction.  In the event that any covenant contained in this Section 6.13 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic or other limitations permitted by applicable Law.

6.14  Resale of Business of the Company.  If within twelve (12) months following the Closing Date, Purchaser agrees to or effects a sale of all or substantially all of (a) the Company Capital Stock (expressly excluding an initial public offering, any other sale of Purchaser’s stock or a sale of all or substantially all of the assets of Purchaser that includes the sale of all or substantially all of the Company Capital Stock) or (b) the assets of the Company (expressly excluding a sale of all or substantially all of Purchaser’s assets that includes the sale of the assets of the Company), at a purchase price higher than the Purchase Price, then as a condition precedent to and simultaneous with the closing of any such sale, an amount equal to ten percent (10%) of the difference between such higher price and the Purchase Price shall be deducted from the amount of proceeds that Purchaser would otherwise be entitled to receive in connection with such sale and at the closing of such sale shall be paid to the Stockholders according to their Pro-Rata Percentages.

ARTICLE VII

INDEMNIFICATION

7.1  Survival.  The representations and warranties of the Parties contained in this Agreement shall survive until the twelve (12) month anniversary of the Closing Date, except that the representations and warranties set forth in Sections 3.1 (Organization), 3.2 (Authorization of Agreement), 3.4 (Capitalization; Subsidiaries), 3.20 (Financial Advisors), 4.1 (Authorization of Agreement), 4.2 (Company Capital Stock), 5.1 (Organization), 5.2 (Authorization of Agreement), and 5.9 (Financial Advisors) (such representations and warranties, the “Fundamental Representations”) shall survive indefinitely.  The covenants and agreements in this Agreement that by their nature were required to be performed by or prior to the Closing shall survive, and thus claims may be brought in respect of a breach thereof, until the six (6) month anniversary of the Closing Date, and the covenants and agreements in this Agreement that by their nature are required to be performed following the Closing Date shall survive in accordance with their terms.  Notwithstanding the foregoing, if a written claim or written notice is given in good faith under this Article VII with respect to any representation, warranty, covenant or agreement prior to the expiration of the applicable survival period, the claim with respect to such representation or warranty shall continue indefinitely until such claim is finally resolved pursuant to this Article VII.

7.2  Indemnification.

(a) From and after the Closing Date and subject to the provisions of this Article VII, the Stockholders, severally and not jointly (except as expressly set forth herein), and solely out of the Escrow Fund (except as provided in Section 7.4), shall indemnify and hold harmless Purchaser and its directors, officers, employees, Affiliates, agents, attorneys, representatives, successors and permitted assigns, as applicable (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses incurred by any or all of them resulting or arising from (i) the failure to be true and correct of any of the representations or warranties made by the Company or the Stockholders in this Agreement, (ii) any breach of or failure to perform any covenant or agreement made by the Company or the Stockholders in this Agreement and (iii) the Uniloc Matter; provided, that, (A) in the case of Losses in respect of the representations and warranties of a Stockholder set forth in Article IV and any covenant to be performed or complied with by a Stockholder, the breaching Stockholder shall be, subject to the limitations set forth in this Agreement, responsible for the entire indemnification obligation in respect thereof pursuant to this Section 7.2(a) and (B) in the case of Losses in respect of the Uniloc Matter and the representations and warranties set forth in Article III and any covenant to be performed or complied with by the Company, subject to the limitations set forth in this Agreement, (x) such Losses shall be satisfied first from the Escrow Fund and (y) to the extent such Losses are not satisfied from the Escrow Fund and recovery is permitted directly against a Stockholder pursuant to the terms of this Agreement, each Stockholder shall be severally and not jointly responsible only for such Stockholder’s Pro-Rata Percentage of the indemnification obligation pursuant to this Section 7.2(a).

(b) From and after the Closing Date and subject to the provisions of this Article VII, Purchaser shall indemnify and hold harmless the Stockholders and each of their respective directors, officers, employees, Affiliates, agents, attorneys, representatives, successors and permitted assigns, as applicable (collectively, the “Stockholder Indemnified Parties” and together with Purchaser Indemnified Parties, the “Indemnified Parties”) from and against any and all Losses incurred by any or all of them resulting or arising from (i) any failure to be true and correct of any of the representations or warranties made by Purchaser in this Agreement, (ii) any breach of or failure to perform any covenant or agreement made by Purchaser in this Agreement and (iii) all amounts due under any Real Property Lease.

(c) Certain Limitations.  Notwithstanding the provisions of this Article VII, after the Closing (i) with the exception of indemnification for breaches of Fundamental Representations, the Purchaser Indemnified Parties shall not be entitled to recover pursuant to Section 7.2(a)(i) until the Losses relating thereto exceed, in the aggregate, Five Hundred Thousand Dollars ($500,000) (the “Basket”), and then the Stockholders shall be liable only to the extent that aggregate indemnified Losses exceed such amount, and (ii) in no event shall the aggregate liability of the Stockholders under Section 7.2(a)(i) and Section 7.2(a)(iii) exceed the amount then remaining in the Escrow Fund and with any recourse therefor being solely out of the Escrow Fund (the “First Level Cap”), and (iii) except for liability for breaches of Fundamental Representations, nor shall the aggregate liability of the Stockholders under this Article VII not satisfied out of the Escrow Fund (including for breaches of Fundamental Representations) exceed the Purchase Price actually received by the Stockholders in cash (the “Purchase Price Cap”).  No Stockholder shall be liable for any indemnification obligations under this Article VII, individually or in the aggregate, in excess of the combined portion of the Purchase Price actually received by such Stockholder in cash and the amount of the Escrow Fund to which such Stockholder is entitled upon the release thereof.

7.3  Indemnification Procedures.

(a) In the event that (i) an Indemnified Party becomes aware of the existence of any Indemnification Claim, or (ii) any Legal Proceedings shall be instituted, or any claim shall be asserted, by any Person not party to this Agreement in respect of an Indemnification Claim (a “Third Party Claim”), the Indemnified Party shall promptly cause written notice thereof (a “Claim Notice”) to be delivered to the party from whom indemnification is sought (the “Indemnifying Party”); provided that, so long as such notice is given within the applicable time period described in Section 7.1, no delay on the part of the Indemnified Party in giving any such notice shall relieve the Indemnifying Party of any indemnification obligation hereunder unless (and then solely to the extent that) the Indemnifying Party is prejudiced by such delay.  Each Claim Notice shall be in writing and (A) shall specify the basis for indemnification claimed by the Indemnified Party, (B) if such Claim Notice is being given with respect to a Third Party Claim, shall describe in reasonable detail such Third Party Claim and shall be accompanied by copies of all relevant pleadings, demands and other papers served on the Indemnifying Party, and (C) shall specify the amount of (or if not finally determined, a good faith estimate of) the Losses being incurred by, or imposed upon, the Indemnified Party on account of the basis for the claim for indemnification.

(b) The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice and to defend against, negotiate, settle or otherwise handle any Indemnification Claim and if the Indemnifying Party elects to defend against, negotiate, settle or otherwise handle any Indemnification Claim, it shall within thirty (30) days (or sooner, if the nature of the Indemnification Claim so requires) (the “Dispute Period”) notify the Indemnified Party of its intent to do so.  If the Indemnifying Party does not elect within the Dispute Period to defend against, negotiate, settle or otherwise handle any Indemnification Claim, the Indemnified Party may defend against, negotiate, settle or otherwise handle such Indemnification Claim.  If the Indemnifying Party elects to defend against, negotiate, settle with or otherwise handle any Indemnification Claim, the Indemnified Party may participate, at its own expense, in the defense of such Indemnification Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the reasonable expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate, or (ii) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel for all Indemnified Parties in connection with any Indemnification Claim.  The Indemnified Party and the Indemnifying Party agree to cooperate with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim.  Notwithstanding anything in this Section 7.3 to the contrary, in the event that the Indemnifying Party has elected to defend against, negotiate, settle or otherwise handle any Indemnification Claim, the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment (each a “Settlement”), which consent may not be unreasonably withheld, conditioned or delayed; provided, however, that the Indemnifying Party may effect a Settlement without such consent if, with respect to such Settlement (A) the claimant and such Indemnifying Party provide to such Indemnified Party an unqualified release from all liability in respect of the Indemnification Claim, (B) such Settlement does not impose any liabilities or obligations on the Indemnified Party, and (C) with respect to any non-monetary provision of such Settlement, such provisions would not, in the Indemnified Party’s reasonable judgment, have or be reasonably expected to have any material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Indemnified Party. Nothwithstanding the foregoing, the Representative hereby gives notice pursuant to this Section 7.3, of its intent to defend the Uniloc Matter and the Purchaser and the Company hereby consents to such defense.

(c) After any final decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a Settlement or arbitration shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to an Indemnification Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter and the Indemnifying Party shall make prompt payment thereof pursuant to the terms of the agreement reached with respect to the Indemnification Claim.

(d) If the Indemnifying Party does not undertake within the Dispute Period to defend against an Indemnification Claim, then the Indemnifying Party shall have the right to participate in any such defense at its sole cost and expense, but, in such case, the Indemnified Party shall control the investigation and defense.  Notwithstanding the foregoing or anything in this Section 7.3 to the contrary, the Indemnified Party shall not effect a Settlement without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) In the event that an Indemnified Party has delivered a Claim Notice in respect of an Indemnification Claim that does not involve a Third Party Claim, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve any disputes with respect to such Claim Notice within forty-five (45) days of the delivery by the Indemnifying Party thereof, and if not resolved in such forty-five (45) day period, such Indemnification Claim may be resolved through judicial actions, suits or proceedings brought by either such party or by such other means as such parties mutually agree.

7.4  Limitations on Indemnification.

(a) Any Indemnification Claim required to be made on or prior to the expiration of the applicable survival period set forth in Section 7.1, and not made, shall be irrevocably and unconditionally released and waived by the Party seeking indemnification with respect thereto.  It is the express intent of the Parties that, if the applicable survival period for an item as contemplated by Section 7.1 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The Parties further acknowledge that the time periods set forth in Section 7.1 for the assertion of claims under this Agreement are the result of arm’s length negotiation among the Parties and that they intend for the time period to be enforced as agreed by the Parties.

(b) The amount of any Losses for which indemnification is provided under this Article VII shall be net of any amounts actually recovered by the Indemnified Party under insurance policies or indemnity or contribution agreements or otherwise with respect to such Losses net of any increase in insurance premiums as a result of making such claims.  In the event that an insurance or other recovery is made by any party with respect to any Losses for which any such Person has been indemnified hereunder and has received funds in the amount of the Losses or portion thereof, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Indemnifying Party.

(c) Neither a Purchaser Indemnified Party nor a Stockholder Indemnified Party shall be entitled to indemnification pursuant to this Article VII with respect to (i) any matter of which Purchaser or the Company, respectively, waived prior to the Closing or (ii) any breach of any representation, warranty or covenant contained in this Agreement which the chief executive officer, chief financial officer or general counsel (or other officers performing the functions typically performed by offices of such titles) of the Purchaser had actual knowledge of prior to the Closing.  An Indemnifying Party shall not be required to indemnify any Indemnified Party to the extent of any Losses that a court of competent jurisdiction or arbitrator shall have determined by final judgment to have resulted from the fraud, gross negligence or willful misconduct of the party seeking indemnification.

(d) In calculating the amount of Losses under this Article VII or Article VIII which are subject to indemnification under Section 7.2(a) or Section 7.2(b) or the amount of Taxes which are subject to indemnification under Section 8.2(a), there shall be deducted an amount equal to any Tax benefit to the party claiming such Losses or to any of its Affiliates from being able to claim a Tax loss or Tax credit as a result of such Losses.  The amount of any such Tax benefit shall reflect the actually realized Tax benefit (whether realized in the year the indemnification payment is made or later).

(e) Notwithstanding anything to the contrary in this Agreement, except with respect to Losses actually paid to a third party pursuant to a Third Party Claim, no party shall, in any event, be liable to any other Person for any consequential, incidental, indirect, special or punitive damages, loss of revenue, income or profits, diminution of value or loss of business reputation or opportunity and no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Losses.

(f) In the event of any breach giving rise to an indemnification obligation under this Article VII, the Indemnified Party shall take and cause its Affiliates to take, or cooperate with the Indemnifying Party if so requested by the Indemnifying Party in order to take, commercially reasonable measures to mitigate the consequences of the related breach.

(g) Notwithstanding anything in this Agreement, any amounts payable pursuant to the indemnification obligations under this Article VII shall be paid without duplication and in no event shall any party hereto be indemnified under different provisions of this Agreement for Losses which have already been paid or otherwise taken into account under this Agreement.  Without limiting the generality of the foregoing, Purchaser shall make no claim for indemnification under this Article VII in respect of any matter that is taken into account in the calculation of any adjustment to the Purchase Price pursuant to Section 1.4.

(h) The Parties agree to treat any indemnity payment made pursuant to this Article VII as an adjustment to the Purchase Price for federal, state, local and foreign income Tax purposes.

(i) With respect to Taxes, in the event of a conflict between the provisions of Article VII, on the one hand, and the provisions of Article VIII, on the other hand, the provisions of Article VIII shall control.

(j) Except for Losses relating to breaches of Fundamental Representations and covenants, the Purchaser Indemnified Parties shall seek reimbursement for any Losses for which they are entitled to receive indemnification under Article VII only from the Escrow Fund pursuant to the terms of the Escrow Agreement.

(k) With respect to Losses relating to breaches of Fundamental Representations and covenants, the Purchaser Indemnified Parties shall first seek reimbursement for any such Losses for which they are entitled to receive indemnification under Article VII out of the Escrow Fund pursuant to the terms of the Escrow Agreement, until such funds are exhausted or released from escrow.

(l) No Stockholder shall be liable for any indemnification obligations under this Article VII, individually or in the aggregate, in excess of the portion of the Purchase Price actually received by such Stockholder in cash (for clarity, any amounts distributed to Purchaser or any Purchaser Indemnified Party from the Escrow Fund shall be considered as payment by each Stockholder, in accordance with such Stockholder’s Pro-Rata Percentage, for such Stockholder’s liability in connection with indemnification for Losses sought against the Escrow Fund).

7.5  Exclusive Remedy; Nature of Representations and Warranties.  Following the Closing Date, the sole and exclusive remedy for any inaccuracy or breach of any representation, warranty, covenant, obligation or other agreement contained in this Agreement (or otherwise relating to the subject matter of this Agreement) shall be indemnification in accordance with this Article VII, except with respect to any claim for intentional fraud or claim made under Article VIII, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise.  In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, obligation or other agreement set forth herein (or otherwise relating to the subject matter of this Agreement) it may have against the other Party hereto and its Affiliates arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VII.  Notwithstanding the foregoing, this Section 7.5 shall not (a) operate to interfere with or impede the operation of the provisions of Article I providing for the resolution of certain disputes relating to the Purchase Price between the parties and/or by an Accounting Referee, or (b) limit the rights of the parties to seek equitable remedies (including specific performance or injunctive relief).

ARTICLE VIII

TAX MATTERS

8.1  Tax Returns.

(a) The Representative shall prepare or cause to be prepared (at its expense) all Tax Returns for the Company and its Subsidiaries for all periods ending on or prior to the Closing Date, that are due after the Closing Date.  Such Tax Returns shall be prepared in a manner consistent with the Tax Returns (including amended Tax Returns) of the Company and its Subsidiaries filed on or prior to the Closing Date for prior fiscal periods, unless otherwise required by Law.  Such Tax Returns shall be delivered to the Company within not less than thirty (30) days prior to their required filing date for the Company’s review and timely filing.  The Representative shall timely remit (or cause to be timely remitted) to the Company any Taxes shown due on such Tax Returns.

(b) The Company shall prepare or cause to be prepared and file or cause to be filed (at its expense) any Tax Returns of the Company and its Subsidiaries for Straddle Periods; provided, however, that to the extent that the operations of the Company and its Subsidiaries prior to and including the Closing Date are required to be included in the consolidated, unitary or combined Tax Return that includes a Stockholder, the Representative will cause the operations of the Company and its Subsidiaries to be so included in its consolidated, unitary or combined Tax Return. Such Tax Returns shall be prepared in a manner consistent with the Tax Returns (including amended Tax Returns) of the Company and its Subsidiaries filed on or prior to the Closing Date for prior fiscal periods, unless otherwise required by Law.  Such Tax Returns shall be subject to the Representative’s right to review and consent to any such Tax Returns within not less than thirty (30) days prior to their required filing date and to the Representative’s agreement with the relevant information and data set forth in such Tax Returns (which consent and agreement shall not be unreasonably withheld).

8.2  Indemnification.

(a) Subject to the survival limitations set forth in Section 8.9, the  Purchase Price Cap and the deduction for Tax benefit in Section 7.4(d), the Stockholders shall severally be responsible in accordance with their Pro Rata Percentages, and indemnify Purchaser, for any and all Taxes of the Company and its Subsidiaries arising out of or attributable to any Pre-Closing Period, other than to the extent of (i) Taxes paid prior to Closing, (ii) Taxes reflected as a current liability in the Working Capital of the Company as of Closing and (iii) Taxes attributable to any transaction not contemplated by this Agreement occurring outside the Ordinary Course of Business on the Closing Date but after the Closing.  For the avoidance of doubt, a claim made by Purchaser under this Article VIII shall not be considered a claim made under Section 7.2(a)(i) for a breach of the Company’s representations and warranties provided under Section 3.10.

(b) Purchaser shall be responsible, and indemnify the Stockholders, for any and all of Taxes of the Company and its Subsidiaries arising out of or attributable to any Post-Closing Period and Taxes described in clauses (i), (ii) and (iii) of Section 8.2(a).

(c) In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be deemed to be (i) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period, and (ii) in the case of Taxes not described in clause (i) (such as Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment or property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the Closing Date.

(d) Purchaser shall not have any right to indemnification under this Agreement (including Articles VII and VIII hereof) from and against any Losses or Taxes of any Person that are due to the unavailability in any Post-Closing Period of any net operating losses, credits or other Tax attribute from a Pre-Closing Period.

8.3  Refunds.  If after the Closing Date, Purchaser, the Company or any of their Affiliates receives a refund of any Tax of the Company or any of its Subsidiaries or a credit against any Tax of the Company of any of its Subsidiaries attributable to a Pre-Closing Period (whether received in cash, or as a credit against other Taxes), Purchaser shall pay to Representative for the benefit of the Stockholders within fifteen (15) days after such receipt an amount equal to such refund or credit, together with any interest received or credited thereon, provided that any such amount shall be net of any reasonable costs of obtaining such refund or credit and net of any Tax borne by Purchaser on account of the receipt of such refund or credit and/or the payment of such amount to the Representative for the benefit of the Stockholders, regardless of the nature of or reason for the refund or reduction in Taxes payable, unless the right to such refund or credit was taken into account in determining the Working Capital.

8.4  Audits.  Following the Closing, Purchaser shall control all audits or administrative or judicial proceedings relating to Taxes of the Company or any of its Subsidiaries, except as otherwise provided in this Section 8.4.  In the case of an audit or administrative or judicial proceeding that relates to Pre-Closing Periods or for which Purchaser may otherwise seek indemnification from the Representative (on behalf of the Stockholders) under this Agreement, the Representative shall have the right, at the expense of the Stockholders, to control the conduct of such audit or proceeding, and Purchaser shall have the right, at its expense, to participate in such audit or proceeding.  If the Representative chooses not to control such audit or proceeding, the Representative shall have the right, at the expense of the Stockholders, to participate in such audit or proceeding.  The Party controlling an audit or proceeding for a Pre-Closing Period shall in any event keep the other Party informed of the progress of such audit or proceeding, shall promptly provide the other Party with copies of all material documents (including, without limitation, material notices, protests, briefs, written rulings and determinations and correspondence) pertaining to such audit or proceeding and shall not settle such audit or proceeding without the other Party’s advance written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

8.5  Amended Returns.  The Representative shall have the exclusive right to file (or cause to be filed) or request the Purchaser to file any amended Tax Returns with respect to Pre-Closing Periods.  Upon the request of the Representative, Purchaser shall file (or caused to be filed) any amended Tax Return described in the preceding sentence and shall execute any powers of attorney or similar documents that may be required to effectuate the intent of this Section 8.5.

8.6  Cooperation.  After the Closing Date, Purchaser and the Representative shall (and shall cause their respective Affiliates to) (i) assist the other Party in preparing any Tax Returns which such other Party is responsible for preparing and filing in accordance with Section 8.1, and in connection therewith provide the other Party necessary powers of attorney, (ii) cooperate fully in preparing for and conducting any audits of, or disputes with Taxing Authorities regarding, any Tax Returns of the Company or any of its Subsidiaries, and (iii) make available to the other Party and to any Taxing Authority as reasonably requested all information, records, and documents relating to Taxes of the Company and its Subsidiaries.  In furtherance of the foregoing, Purchaser and the Representative shall retain (and shall cause their Affiliates to retain) copies of all Tax Returns and related papers for all taxable periods that include the Closing Date and all prior taxable periods until the later of (a) expiration of the statute of limitations to which such Tax Returns relate, or (b) six (6) years following the due date (without extension) for such Tax Returns.

8.7  No Duplication.  Notwithstanding anything to the contrary in this Agreement, any amounts payable pursuant to the obligations under this Article VIII shall be paid without duplication and in no event shall any Party be paid under different provisions of this Agreement for Losses which have already been paid or otherwise taken into account under this Agreement.

8.8  Tax Treatment of Payments.  The Parties shall treat any indemnity payments made pursuant to this Article VIII as adjustments to the Purchase Price for Tax purposes unless applicable Tax law causes such payment not to be so treated.

8.9  Survival.  The indemnity and payment obligations set forth in this Article VIII shall survive until the expiration of the applicable statute of limitations determined without regard to any waivers or other agreements to extend the applicable period filed or entered into after the Closing Date.  The right to indemnification with respect to claims of which notice was given prior to the expiration of the applicable survival period shall survive such expiration until such claim is finally resolved and any obligations with respect thereto are fully satisfied.

ARTICLE IX

MISCELLANEOUS

9.1  Expenses.

(a) Except for the Transaction Expenses, which shall be paid pursuant to this Agreement, and except as otherwise provided in this Agreement or the other Transaction Agreements, each Party shall bear its own costs and expenses incurred in connection with the negotiation and execution of this Agreement and the other Transaction Agreements and each other agreement, document and instrument contemplated hereby or thereby and the consummation of the Transaction.  Purchaser shall be solely responsible for all governmental fees and charges applicable to any requests for Governmental Approvals or to the consummation of the Transaction.

(b) Notwithstanding anything to the contrary in this Agreement, Purchaser shall be liable for and shall indemnify and hold the Stockholders harmless from and against any sales Tax, use Tax, direct or indirect real property transfer or gains Tax, documentary stamp Tax, value added Tax or similar Taxes and related fees attributable to the sale or transfer of the Company Capital Stock (“Transfer Taxes”).  The Party required by law to file a Tax Return with respect to such Transfer Taxes shall timely prepare, with the other Party’s cooperation, and file such Tax Return.  If the Representative or any of its Affiliates (other than the Company or any of its Subsidiaries) files any such Tax Return, Purchaser shall reimburse the Representative for any Transfer Taxes paid by the Representative or such Affiliate in connection with the filing of such Tax Return within five (5) days after receipt by Purchaser of a copy of such filed Tax Returns from the Representative.  Purchaser and the Representative each agrees to timely sign and deliver (or to cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate and otherwise to cooperate to establish any available exemption from (or otherwise reduce) such Transfer Taxes.

9.2  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such state without giving effect to the choice of law principals of such state that would require or permit the application of the laws of another jurisdiction.

9.3  Submission to Jurisdiction; Waivers.  The Parties agree that any dispute, controversy or claim arising out of or relating to the Transaction or to this Agreement, or the validity, interpretation, breach or termination thereof, including claims seeking redress or asserting rights under any law, shall be resolved exclusively in the courts of the State of Delaware or any court of the United States located in the State of Delaware (the “Delaware Courts”) and appellate courts having jurisdiction of appeals from such Delaware Courts.  In that context, and without limiting the generality of the foregoing, each Party irrevocably and unconditionally:

(a) submits for itself and its property in any action relating to the Transaction or to this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the Delaware Courts, and appellate courts having jurisdiction of appeals from any of the foregoing courts, and agrees that all claims in respect of any such action shall be heard and determined in such Delaware Courts or, to the extent permitted by law, in such appellate courts;

(b) consents that any such action may and shall be brought exclusively in such courts and waives any objection that it may now or hereafter have to the venue or jurisdiction of any such action in any such court or that such action was brought in an inconvenient forum, and agrees not to plead or claim the same;

(c) waives all right to trial by jury in any action (whether based on contract, tort or otherwise) arising out of or relating to the Transaction or to this Agreement, or its performance under or the enforcement of this Agreement;

(d) agrees that service of process in any such action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Party at its address as provided in Section 9.7; and

(e) agrees that nothing in this Agreement shall affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware.

9.4  Further Assurances.  After the Closing, each Party shall from time to time, at the request of and without further cost or expense to the other, execute and deliver such other instruments of conveyance and assumption and take such other actions as may reasonably be requested in order to more effectively consummate the Transaction.

9.5  Entire Agreement.  This Agreement (including the Schedules and Exhibits hereto) and the other Transaction Agreements represent the entire understanding and agreement between the Parties with respect to the Transaction and supersedes all prior agreements among the Parties respecting the Transaction.  The Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Transaction exclusively in contract pursuant to the express terms and provisions of this Agreement; and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement.

9.6  Amendments and Waivers.  This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought.  The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.  No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  In the event any provision of any other Transaction Agreement shall in any way conflict with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement) this Agreement shall control.

9.7  Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by facsimile (with written confirmation of transmission), or (c) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a Party may have specified by notice given to the other Party pursuant to this provision).

If to Fox, the Representative and/or, prior to Closing, the Company, to:
Fox Interactive Media, Inc.
c/o News Corporation
1211 Avenue of the Americas
New York, NY 10036
Attention:  General Counsel
Facsimile:  (212) 852-7214

With a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
875 Third Avenue
New York, New York 10022
Attention: Ira S. Sheinfeld and Alexander B. Johnson
Facsimile:  (212) 918-3100

If to Hearst to:

Hearst Communications, Inc.
300 West 57th Street
New York, New York 10019
Attention: Kenneth Bronfin
Facsimile: (212) 649-2166

With a copy (which shall not constitute notice) to:

Hearst Corporation
Office of General Counsel
300 West 57th Street
New York, New York 10019
Attention: Eve Burton, General Counsel
Facsimile:  (212) 649-2041

If to Purchaser or, following Closing, the Company, to:

Ziff Davis, Inc.
28 E28th St.
New York, NY 10016
Attention:  Legal Dept.

With a copy (which shall not constitute notice) to:

j2 Global, Inc.
6922 Hollywood Blvd., Ste. 800
Los Angeles, CA  90028
Attention: President & Legal Department
Facsimile No.: 323-860-9201

9.8  Severability.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transaction is consummated as originally contemplated to the greatest extent possible.

9.9  Specific Performance.  Each Party acknowledges and hereby agrees that any breach of this Agreement would give rise to irreparable harm for which monetary damages would not be an adequate remedy.  Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, the Representative or the Stockholders, on the one hand, or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, the Representative and the Stockholders, on the one hand, and Purchaser, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement, to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement.  The Company, the Representative or the Stockholders, on the one hand, and Purchaser, on the other hand, hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement, on the one hand, or Purchaser, on the other hand, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Parties under this Agreement.

9.10  No Third-Party Beneficiaries; No Recourse Against Affiliates; Liability.  Nothing in this Agreement, express or implied, is intended or shall be construed to give any rights to any Person or entity other than the Parties and their successors and permitted assigns.  No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of the Stockholders, the Company or any of its respective Affiliates shall have any liability (whether in law or in equity or in contract or in tort) for any obligations or liabilities of the Stockholders or the Company arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the Transaction, including any alleged non-disclosure or misrepresentations made by any such Persons.  Except as expressly provided in this Agreement, the Stockholders and the Representative shall not have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser or the Purchaser’s use of or reliance on any information, documents or materials made available to Purchaser in expectation of, or in connection with, the Transaction.

9.11  Assignment.  Neither Party may assign or transfer this Agreement or any right, interest or obligation hereunder, directly or indirectly (by operation of Law or otherwise), without the prior written approval of the other Party.  Any assignment in violation of this Section 9.11 shall be void.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

9.12  Cooperation with Legal Proceedings.  From and after the Closing, if requested by the Representative, Purchaser shall cooperate with the Representative in the investigation, defense or prosecution of any Legal Proceedings pending or threatened against the Representative or its Affiliates with respect to the business of the Company, whether or not either Party has notified the other of an indemnification claim with respect to such matter.  Without limiting the generality of the foregoing, but provided that such requests shall not unreasonably interfere with the business or operations of Purchaser, Purchaser shall make available its employees to give depositions or testimony and shall furnish all documentary or other evidence that the Representative may reasonably request.  The Representative shall reimburse Purchaser for all reasonable and necessary out-of-pocket expenses incurred in connection with the performance of its obligations under this Section 9.12.

9.13  Counterparts.  This Agreement may be executed in one or more counterparts, including facsimile counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement.

9.14  Electronic Signatures.  Notwithstanding the Electronic Signatures in Global and National Commerce Act (15 U.S.C. Sec. 7001 et seq.), the Uniform Electronic Transactions Act, or any other Law relating to or enabling the creation, execution, delivery, or recordation of any Contract or signature by electronic means, and notwithstanding any course of conduct engaged in by the Parties, no Party shall be deemed to have executed a Transaction Document or other document contemplated thereby (including any amendment or other change thereto) unless and until such Party shall have executed such Transaction Document or other document on paper by a handwritten original signature or any other symbol executed or adopted by a Party with current intention to authenticate such Transaction Document or such other document contemplated.  Delivery of a copy of a Transaction Document or such other document bearing an original signature by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.  “Originally signed” or “original signature” means or refers to a signature that has not been mechanically or electronically reproduced.

9.15  Authorization of Representative.

(a) The Stockholders hereby appoint the Representative as attorney in fact, authorized and empowered to act, for and on behalf of the Stockholders, in connection with this Agreement as it relates to Stockholders generally, and such other matters as are reasonably necessary for the consummation of the Transaction, including (i) to administer and resolve any disputes or compromise on their behalf such disputes with Purchaser (including those related to Taxes, the Closing Date Working Capital, and any claims for indemnity) and (ii) to execute and deliver on behalf of the Stockholders any documents or agreements contemplated by or necessary or desirable in connection with this Agreement.  Without limiting the generality of the preceding sentence, the Stockholders acknowledge and agree that whenever (A) a consent of the Stockholders is required or permitted under this Agreement, only the consent of the

Representative shall be required to be obtained to make such consent effective as to all of the Stockholders, (B) a selection, designation or other decision is to be made by the Stockholders pursuant to this Agreement, the selection, designation or decision of the Representative shall be final and binding on all Stockholders and (C) any document or other item is required to be delivered to the Stockholders pursuant to this Agreement, such delivery shall be deemed effective if sent to the Representative.  The power of attorney contemplated hereby shall terminate only when the duties of the Representative have been fully performed or upon resignation or removal as provided below, and shall be deemed coupled with an interest.

(b) The Representative may resign as the Representative by giving no less than ten (10) days prior written notice to the parties hereto.  The Representative may be removed with or without cause at any time and from time to time by the affirmative vote of Stockholders who hold a majority of the voting power of the Company Capital Stock at the Closing.  If the Representative resigns as Representative, or if the Representative is removed, the successor Representative (“Successor Representative”) shall be chosen by the affirmative vote of the Stockholders who hold a majority of the voting power of the Capital Stock of the Company as of immediately prior to the Closing.

(c) Each Representative and Successor Representative shall act in the best interests of the Stockholders as such Person shall in good faith determine.  No Representative or Successor Representative shall have any liability to any Stockholder, the Company or Purchaser for any action taken or omitted to be taken hereunder, unless such liability is determined by a judgment or a court of competent jurisdiction to have resulted from the fraud or willful misconduct of such Representative or Successor Representative (as the case may be).  Except as otherwise contemplated hereunder, each Representative and Successor Representative shall be entitled to rely, as being binding upon each Stockholder, upon any document or other paper believed by such Representative or Successor Representative (as the case may be) to be genuine and correct and to have been signed by such Stockholder, and such Representative or Successor Representative (as the case may be) shall not be liable to any Stockholder for any action taken or omitted to be taken thereby in such reliance.

(d) All out-of-pocket costs and expenses incurred by each Representative and Successor Representative while acting on behalf of the Stockholders under the authorization granted in this Section 9.15 shall be borne by the Stockholders based on their Pro-Rata Percentage, provided that the amount of such out-of-pocket costs and expenses to be borne by Hearst shall not exceed $150,000 without Hearst’s consent.  The Stockholders shall indemnify each Representative and Successor Representative in an amount and of such character as such Representative or Successor Representative (as the case may be) shall reasonably require to institute or defend any action or legal proceeding involving any matter referred to in this Agreement, including any and all claims, losses, liabilities, costs, judgments, attorneys’ fees and other expenses of every kind and nature whatsoever in relation thereto; provided, that such payment, reimbursement or indemnity shall not exceed each such Stockholder’s Pro-Rata Percentage of any amount, unless such Stockholder has committed fraud and such fraud has given rise to such expenses or amounts.

(e) Purchaser will be entitled to rely exclusively upon any communication given or other action taken by the Representative or any Successor Representative and will not be liable to the Stockholders or any other Person for any action taken or not taken in reliance upon the Representative or any Successor Representative.  Purchaser will not be obligated to inquire as to the authority of the Representative or any Successor Representative with respect to the taking of any action that the Representative or any Successor Representative takes on behalf of the Stockholders.

(f) Notwithstanding the foregoing, Representative may not amend the Agreement or take any other action hereunder that disproportionately affects in an adverse manner Hearst relative to Fox.

9.16  Waiver of Conflicts Regarding Representations.  Each of the Parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, shareholders, partners, officers, employees and Affiliates, that (i) Hogan Lovells US LLP may serve as counsel to each and any Stockholder and its Affiliates (individually and collectively, the “Stockholder Group”), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transaction hereby, and that, following consummation of the Transaction hereby, Hogan Lovells US LLP (or any successor) may serve as counsel to the Stockholder Group or any director, member, shareholder, partner, officer, employee or Affiliate of the Stockholder Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Transaction notwithstanding such representation and (ii) Purchaser shall not, and shall cause each of the Company not to, seek or have Hogan Lovells US LLP (or any successor) disqualified from any such representation.  Each of the Parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any of its Affiliates to consent to waive any conflict of interest arising from such representation.  Each of the Parties acknowledge that such consent and waiver is voluntary, that it has been carefully considered, and that the Parties have consulted with counsel or have been advised they should do so in connection herewith. The covenants, consent and waiver contained in this Section 9.16 are intended to be for the benefit of, and shall be enforceable by, the Stockholder Group’s counsel and its legal representatives and shall not be deemed exclusive of any other rights to which the Stockholder Group’s counsel is entitled whether pursuant to Law, Contract or otherwise.

9.17  Guaranty.  Guarantor, for the benefit of the Purchaser, hereby unconditionally guarantees the full and prompt payment of any and all payment obligations required to be made by Fox to or in favor of any or all of the Purchaser Indemnified Parties under this Agreement.  This guarantee is an absolute, unconditional and continuing guarantee.  To the fullest extent permitted by law, Guarantor waives any and all defenses and discharges it may have or otherwise be entitled to as a guarantor or surety hereunder and further waives presentment for payment, notice of nonpayment, demand and protest.

ARTICLE X

DEFINITIONS AND INTERPRETATIONS

10.1  Certain Definitions.

(a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 10.1:

“Accounting Rules” means, collectively, (i) the rules, principles and sample calculation of Working Capital set forth on Exhibit A (collectively, the “Agreed Principles”), (ii) the accounting principles, methods and practices used in preparing the Company Financial Statements (collectively, “Historical Principles”), and (iii) GAAP, applied in a manner consistent with its application to the preparation of the Company Financial Statements (“Historical GAAP”); provided, that in the event of any conflict among the Agreed Principles, the Historical Principles, and Historical GAAP, then the Agreed Principles shall take precedence, followed by the Historical Principles, followed by Historical GAAP.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that no event, change, circumstance or effect (by itself or taken together with any and all other events, changes, circumstances or effects) that results from or arises out of or is related to any of the following shall constitute or be deemed to contribute to a “Company Material Adverse Effect”, or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (a) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally; (b) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world; (c) changes in political conditions in the United States or any other country or region in the world, acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism), earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions and other force majeure events, in each case in the United States or any other country or region in the world; (d) changes affecting the industry generally in which the Company and its Subsidiaries operate; (e) the announcement of this Agreement, the pendency of any investigation of or challenge to the Transaction, or the consummation of the Transaction; (f) compliance with the terms of, or the taking of any action required or contemplated by this Agreement, or the failure to take any action prohibited by this Agreement; (g) changes in Law or other legal or regulatory conditions (or the interpretation thereof); (h) changes in GAAP or other accounting standards (or the interpretation thereof); (i) any failure, in and of itself, by the Company or any of its Subsidiaries to meet internal or external projections or forecasts or revenue or earnings predictions (provided that the cause or basis for the Company or its Subsidiaries failing to meet such projections or forecasts or revenue or earnings predictions may be considered in determining the existence of a Company Material Adverse Effect unless such cause or basis is otherwise excluded by this definition); or (j) any matters expressly set forth in the Company Disclosure Schedule.

“Contract” means any written agreement, contract, indenture, note, mortgage, bond, lease or license.

“Data Room” means the electronic documentation site established by www.intralinks.com on behalf of the Company.

“Environmental Law” means any applicable Law in effect on or before the Closing Date relating to the protection of the natural environment or natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), as each has been amended and the regulations promulgated pursuant thereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) or (iv) a “controlled group” within the meaning of Section 4001 of ERISA, any of which includes any of the Company or any of its Subsidiaries.

“Escrow Agent” means JP Morgan Chase Bank, N.A.

“Escrow Agreement” means the escrow agreement to be entered into as of the Closing Date, substantially in the form of Exhibit C attached hereto.

“Escrow Amount” means Five Million Dollars ($5,000,000).

“EULAs” means customer agreements, terms of use, and other end user license agreements.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time and consistently applied.

“Governmental Authority” means any government or governmental, judicial, administrative or regulatory body thereof, or political subdivision thereof, whether domestic, foreign, federal, state, provincial or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Hazardous Materials” means any wastes, substances, radiation, or materials (whether solids, liquids or gases) that are listed, regulated or defined under any Environmental Laws, or which contain, without limitation polychlorinated biphenyls (PCBs), methyl-tertiary butyl ether (MTBE), asbestos or asbestos-containing materials, or petroleum or petroleum products (including, without limitation, crude oil or any fraction thereof).

“Indebtedness” of any Person means, without duplication, (i) the outstanding principal amount of and accrued and unpaid interest of (A) indebtedness of such Person or its Subsidiaries for borrowed money and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person or its Subsidiaries is responsible or liable; (ii) all obligations of such Person or its Subsidiaries issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding accounts payable and other current liabilities arising in the Ordinary Course of Business); (iii) all obligations of the type referred to in clauses (i) and (ii) of other Persons for the payment of which such Person or its Subsidiaries is responsible or liable, directly or indirectly, as obligor, guarantor or surety; and (iv) all obligations of the type referred to in clauses (i) through (iii) of other Persons secured by any Lien on any property or asset of such Person or its Subsidiaries.

“Indemnification Claim” means any claim in respect of which payment may be sought under Article VII of this Agreement.

“Intellectual Property” means any and all (i) copyrighted works and all applications, registrations, and renewals in connection therewith; (ii) inventions (whether or not patentable), trade secrets, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (iii) trade names, trademarks, service marks, and trade dress, including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; and (iv) domain names.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to the Company, the actual knowledge (without independent inquiry) of any Person set forth on Section 10.1(b) of the Company Disclosure Schedule.

“Law” means all foreign, federal, state, provincial and local laws, statutes, codes, ordinances, rules, regulations, resolutions and Orders.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Authority.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust or other security interest.

“Losses” means all losses, claims, demands, charges, suits, damages, liabilities, deficiencies, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys and other professional fees and disbursements.

“Order” means any order, injunction, judgment, decree, determination, ruling, writ, assessment or arbitration or other award of a Governmental Authority.

“Ordinary Course of Business” means the ordinary and usual course of business of the Company and its Subsidiaries consistent with past practices.

“Permitted Liens” means (i) all Liens disclosed in policies of title insurance; (ii) Liens imposed by Law, (iii) Liens for Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings; (iv) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business; (v) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vi) zoning, entitlement and other land use and environmental regulations by any Governmental Authority; (vii) title of a lessor under a capital or operating lease; and (viii) such other imperfections in title, charges, easements, restrictions and encumbrances which would not materially impair the use or enjoyment of the property subject to such lien.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Authority.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Post-Closing Period” means any taxable period beginning after the Closing Date and any portion of a Straddle Period beginning on the day after the Closing Date.

“Pre-Closing Period” means any taxable period ending on or before the Closing Date and the portion of a Straddle Period beginning before the Closing Date and ending on the Closing Date.

“Pro-Rata Percentage” means, with respect to each Stockholder, such Stockholder’s pro-rata percentage of the relevant amount, which shall be equal to ninety-four and one-half percent (94.5%) in the case of Fox and of five and one-half percent (5.5%) in the case of Hearst.

“Purchaser Material Adverse Effect” means (i) a material adverse effect on the business, assets, properties, financial condition or results of operations of Purchaser and its Subsidiaries, taken as a whole or (ii) any event, change or effect that, when taken individually or together with all other adverse events, changes and effects, would, or is reasonably expected to, prevent or materially delay Purchaser or its Affiliates from consummating the Transaction or performing its obligations under this Agreement.

“Schedules” means the Company Disclosure Schedule and/or the Purchaser Disclosure Schedule, as the case may be.

“Stockholders” means, collectively, all Stockholders (each individually, a “Stockholder”).

“Stockholders Names and Marks” means the names Fox, Fox Entertainment, Fox Interactive Media, News Corporation, News Corp and Hearst, together with all variations and acronyms thereof and all trade names, trademarks, service marks, brands, logos, emblems, identifying symbols, and Internet domain names related thereto or containing, incorporating, associated with, or comprising any of the foregoing, including any transliterations thereof or any name or mark confusingly similar thereto.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means any Person of which a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by another Person.

“Tax” or “Taxes” means any federal, state, local or foreign taxes, including all net income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, equity, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or other tax of any kind whatsoever, including any interest, penalty or addition thereto imposed by a Taxing Authority.

“Taxing Authority” means the IRS or any governmental agency, board, bureau, body, department or authority having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement or attachment thereto, and including any amendment thereof required to be filed with a Taxing Authority in respect of any Taxes.

“Transaction” means the transactions contemplated by this Agreement and the other Transaction Agreements.

“Transaction Agreements” means this Agreement, the Transition Services Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to which Purchaser, the Representative, or a Stockholder is a party or to be executed by Purchaser, the Representative, or a Stockholder in connection with the consummation of the Transaction.

“Transaction Expenses” means, without duplication, the collective amount of (a) all out-of-pocket costs and expenses incurred by Company or any of its Affiliates in connection with the sale of the Company or any of its Subsidiaries, including any amounts payable by the Company or any of its Affiliates to outside legal counsel, accountants, advisors, investment bankers, brokers and other third parties in connection with the sale of the Company or any of its Subsidiaries that are unpaid as of the Closing, (b) any intercompany indebtedness or other amounts due by the Company or its Subsidiaries, on the hand, to Fox or its Affiliates, on the other hand, and (c) and amount of retention bonuses agreed upon among Hearst, Fox and the Company and to be paid by Fox.

“Transition Services Agreement” means the transition services agreement to be entered into as of the Closing Date, substantially in the form of Exhibit B attached hereto, pursuant to which Fox will provide certain transition services to Purchaser from and after the Closing.

“Uniloc Matter” means the Legal Proceeding referenced under the heading “Uniloc” on Section 3.8 of the Company Disclosure Schedule.

“Working Capital” means, with respect to the Company and its Subsidiaries, on a consolidated basis, (i) current assets of the Company and its Subsidiaries, as of immediately prior to the Closing that are included in the line item categories of current assets specifically identified on Exhibit A, reduced by (ii) those current liabilities of the Company and its Subsidiaries, as of immediately prior to the Closing that are included in the line item categories of current liabilities specifically identified on Exhibit A, in each case, without duplication, and as determined in a manner strictly consistent with the Accounting Rules.  Notwithstanding anything to the contrary contained herein, in no event shall “Working Capital” include any amounts with respect to (i) any deferred Tax assets and liabilities, (ii) any fees, expenses or liabilities related to any financing by Purchaser and its Affiliates of the Transaction, (iii) any intercompany accounts and transactions between the Company, on the one hand, and any of its Subsidiaries on the other hand, or between any Subsidiaries of the Company or (iv) any Transaction Expenses or any liabilities of the Company or its Subsidiaries, on the one hand, and the Stockholders or any of their respective Affiliates, on the other hand, which are being discharged, terminated or cancelled pursuant to Section 6.6 hereof.

“Working Capital Target” means $12,944,574.

(b) Terms Defined Elsewhere in this Agreement.  For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

.pdf	Section 9.14
Accounting Referee	Section 1.4(d)(ii)
Agreed Principles	Section 10.1(a)
Agreement	Preamble
Assets	Section 3.21
Balance Sheet	Section 3.5(a)(iii)
Balance Sheet Date	Section 3.5(a)(iii)
Base Price	Section 1.2
Basket	Section7.2(c)
Benefit Plans	Section 3.15(a)
Business Employees	Section 6.7(a)
Claim Notice	Section7.3(a)

Closing	Section 2.1
Closing Consideration	Section 1.2
Closing Date	Section 2.1
Closing Date Working Capital	Section 1.4(c)
Closing Payment	Section 1.3
Closing Statement	Section 1.4(c)
Company	Preamble
Company Capital Stock	Recitals
Company Disclosure Schedule	ARTICLE III
Company Financial Statements	Section 3.5(a)
Company Material Adverse Effect	Section 10.1(a)
Company Sites	Section 3.13(b)
Company-Licensed Intellectual Property	Section 3.13
Company-Owned Intellectual Property	Section 3.13
Confidentiality Agreement	Section 6.3
Delaware Courts	Section 9.3
Dispute Notice	Section 1.4(d)(1)
Dispute Period	Section 7.3(b)
DMCA	Section 3.13(g)
Escrow Fund	Section 1.5(b)
Estimated Closing Date Working Capital	Section 1.4(a)
Estimated Closing Statement	Section 1.4(a)
Final Closing Date Working Capital	Section 1.4(e)
First Level Cap	Section7.2(c)
For Cause	Section 6.7(c)
Fox	Preamble
Fox Shares	Recitals
Fundamental Representations	Section 7.1
Governmental Approval	Section 3.3(b)
Hearst	Preamble
Hearst Shares	Recitals
Historical GAAP	Section 10.1(a)
Historical Principles	Section 10.1(a)
IGN Sites	Section 3.13(b)
Indemnified Parties	Section 7.2(b)
Indemnifying Party	Section7.3(a)
Insurance Policies	Section 3.19(a)
Leased Real Property	Section 3.11
Material Contracts	Section 3.12(a)
Non-Solicit Parties	Section 6.13(a)
Parties	Preamble
Party	Preamble
Privacy Laws	Section 3.14(a)
Privacy Policies	Section 3.14(a)
Purchase Price	Section 1.2
Purchase Price Cap	Section 7.2(c)

Purchaser	Preamble
Purchaser Disclosure Schedule	ARTICLE V
Purchaser Indemnified Parties	Section 7.2(a)
Real Property Lease	Section 3.11
Real Property Leases	Section 3.11
Related Party	Section 3.18(a)
Representative	Preamble
Restricted Period	Section 6.13(a)
Restricted Person	Section 6.13(a)
Settlement	Section 7.3(b)
Shared Contracts	Section 3.18(b)
Stockholder Group	Section 9.16
Stockholder Indemnified Parties	Section 7.2(b)
Stockholders	Preamble
Successor Representative	Section 9.15(b)
Third Party Claim	Section7.3(a)
Transfer Taxes	Section 9.1(b)

10.2  Certain Interpretive Matters.  Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a) Calculation of Time Periods.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b) Dollars.  Any reference in this Agreement to “$” or dollars shall mean US dollars.

(c) Exhibits/Schedules/Construction.  The Exhibits and Schedules to this Agreement are an integral part of this Agreement and are hereby incorporated herein and made a part hereof as if set forth herein.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.  If a subject matter is addressed in more than one representation and warranty in this Agreement, Purchaser shall be entitled to rely only on the most specific representation and warranty addressing such matter.  Any disclosure set forth in one section of the Schedules shall apply to (i) the representations and warranties or covenants contained in the Section of this Agreement to which it corresponds in number, (ii) any representation and warranty or covenant to which it is referred by cross reference and (iii) any other representation or warranty or covenant to the extent it is reasonably apparent from the wording of such disclosure that such disclosure is intended to qualify such representation or warranty or covenant.

(d) Gender and Number.  Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(e) Headings.  The provision of the Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.  All references in this Agreement to any “Article,” “Section” or other subdivision are to the corresponding Article, Section or other subdivision of this Agreement unless otherwise specified.

(f) Herein.  The words such as “herein,” “hereinafter,” “hereof,” “hereunder” and “hereto” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(g) Including.  The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(h) Made Available.  An item shall be considered “made available” to a Party hereto, to the extent such phrase appears in this Agreement, only if such item has been provided in writing (including via electronic mail) to such Party or posted by the Company or its representatives in the Data Room.

(i) Reflected On or Set Forth In.  An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (ii) such item is otherwise specifically set forth on the balance sheet or financial statements or (iii) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(j) Joint Negotiation and Drafting.  The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

THE PURCHASER: ZIFF DAVIS, INC. By: /s/ Vivek Shah Name: Vivek Shah Title: CEO
THE COMPANY: IGN ENTERTAINMENT, INC. By: /s/ Michael L. Bunder Name: Michael L. Bunder Title: Senior Vice President
FOX: FOX INTERACTIVE MEDIA, INC. By: /s/ Michael L. Bunder Name: Michael L. Bunder Title: Senior Vice President
GUARANTOR: NEWS AMERICA INCORPORATED By: /s/ Michael L. Bunder Name: Michael L. Bunder Title: Senior Vice President
HEARST: HEARST COMMUNICATIONS, INC. By: /s/ Kenneth A. Bronfin Name: Kenneth A. Bronfin Title: Sr. Managing Director, Hearst Ventures a subsidiary of Hearst Communications, Inc.

[Signature Page to Stock Purchase Agreement]